Filed pursuant to Rule 424(b)(3)
Registration No. 333-239185

PROSPECTUS SUPPLEMENT NO. 43

(to Prospectus dated July 17, 2020)

Nikola Corporation

Up to 53,390,000 Shares of Common Stock

Up to 23,890,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement supplements the prospectus dated July 17, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239185). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K/A, filed with the Securities and Exchange Commission on November 28, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the issuance by us of up to an aggregate of up to 23,890,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 890,000 shares of Common Stock that are issuable upon the exercise of 890,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of VectoIQ and (ii) up to 23,000,000 shares of Common Stock that are issuable upon the exercise of 23,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of VectoIQ.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 53,390,000 shares of Common Stock (including up to 890,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 890,000 Private Warrants.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On November 25, 2022, the closing price of our Common Stock was $2.39.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 28, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 14, 2022

NIKOLA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38495	82-4151153
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4141 E Broadway Road Phoenix, AZ	85040
(Address of principal executive offices)	(Zip Code)

(480) 666-1038

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

INTRODUCTORY NOTE

On October 17, 2022, Nikola Corporation, a Delaware corporation (“Nikola”), filed a Current Report on Form 8-K (the “Original Report”) to report the completion of its previously announced acquisition of Romeo Power, Inc., a Delaware corporation (“Romeo”) pursuant to the Agreement and Plan of Merger and Reorganization, dated as of July 30, 2022, by and among Nikola, Romeo, and J Purchaser Corp., a Delaware corporation and a wholly owned subsidiary of Nikola.

This Amendment No. 1 to Current Report on Form 8-K/A amends the Original Report to include the financial statements and the pro forma financial information required under Items 9.01(a) and 9.01(b), which were excluded from the Original Report in reliance on the instructions to such Items.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired.

The audited financial statements of Romeo as of and for the year ended December 31, 2021, together with the notes thereto and auditors’ report thereon are attached hereto as Exhibit 99.1.

The unaudited condensed interim financial statements of Romeo as of and for the nine months ended September 30, 2022 are attached hereto as Exhibit 99.2.

(b)	Pro Forma Financial Information.

The unaudited pro forma condensed combined statements of operations for the year ended and the nine months ended December 31, 2021 and September 30, 2022 and the unaudited condensed combined balance sheet as of September 30, 2022 that give effect to the acquisition of Romeo by Nikola are attached hereto as Exhibit 99.3.

(d)	Exhibits

Exhibit Number	Description
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

99.1	Audited financial statements of Romeo as of and for the year ended December 31, 2021.

99.2	Unaudited condensed interim financial statements of Romeo as of and for the nine months ended September 30, 2022.

99.3	Unaudited pro forma condensed combined balance sheet of Nikola and Romeo as of September 30, 2022, and unaudited pro forma condensed combined statements of operations of Niloka and Romeo for the year ended December 31, 2021 and the nine months ended September 30, 2022.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 28, 2022

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-268141, 333-267140, and 333-245006 each on Form S-8 and in Registration Statement Nos. 333-264068, 333-258103, 333-263510, and 333-261112 each on Form S-3 of Nikola Corporation of our report dated March 1, 2022, relating to the financial statements of Romeo Power, Inc. appearing in this Current Report on Form 8-K/A dated November 28, 2022.

/s/ Deloitte & Touche LLP

Los Angeles, California

November 28, 2022

Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Romeo Power, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Romeo Power, Inc. and subsidiaries (the “Company”) as of December 31, 2021, the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operations, and has a significant accumulated deficit, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory—Write-Downs on Raw Materials—Refer to Notes 2 and 4 to the financial statements

Critical Audit Matter Description

The Company’s inventory primarily consists of raw materials and, to a lesser extent, work-in-process, and finished goods. The Company carries inventory at the lower of cost or net realizable value, and therefore writes down the carrying value of inventory when the carrying value exceeds its net realizable value. The Company writes down excess, obsolete and slow-moving inventories, as well as shrinkage based on the results of quarterly physical inventory counts. Write-downs are based on inventory obsolescence trends, historical experience and application of the specific identification method. The Company also writes down inventories based on forecasted demand and technological obsolescence.

The Company then evaluates the carrying value of the remaining raw materials inventories based on the market resale value assumption using recent purchase information, supplier quotes or reputable third-party sources for market price. For the year ended December 31, 2021, the Company has recorded an inventory provision of $3.0 million, primarily related to write-downs on raw materials.

We identified write-downs for raw materials inventory as a critical audit matter. The Company’s determination of the write-downs for raw materials requires subjective estimates in relation to the market resale value assumption for raw material components. Our audit procedures to evaluate management’s assumption for the market resale value requires a high degree of auditor judgment and the use of more experienced audit professionals.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to management’s estimates of the write-downs for raw materials inventory include the following, among others:

1.	We tested the effectiveness of controls over management’s review of the write-downs of for raw materials inventory, including review of the market resale value assumption for raw material components.

2.

We evaluated the composition of raw materials inventory to determine if management’s methodology for obtaining recent purchase information, supplier quotes or reputable third-party sources for market price in developing its market resale value assumption is representative of the remaining raw materials population.

3.

For a sample of raw materials components, we evaluated the reasonableness of management’s market resale value assumption obtaining the recent purchase information, supplier quotes or reputable third-party sources for market price that management used in developing its assumption.

4.	We recalculated the estimated write-down on raw materials based on internal cost of raw materials inventory and the market resale value assumption.

/s/ Deloitte & Touche LLP

Los Angeles, California

March 1, 2022

We have served as the Company’s auditor since 2018.

ROMEO POWER, INC.

Consolidated Balance Sheet

As of December 31, 2021

(In thousands, except share and per share data)

Assets
Current assets
Cash and cash equivalents	$22,638
Investments	97,309
Accounts receivable, net of allowance for expected credit loss of $0	8,378
Inventories, net	37,125
Insurance receivable	1,250
Prepaid inventories	3,002
Prepaid expenses and other current assets	5,579

Total current assets	175,281
Restricted cash	3,000
Property, plant and equipment, net	15,158
Equity method investments	36,329
Operating lease right-of-use assets	23,115
Finance lease right-of-use assets	4,070
Deferred assets	5,018
Prepayment - long-term supply agreement	64,703
Insurance receivable	6,000
Other noncurrent assets	2,772

Total assets	$335,446

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$11,724
Accrued expenses	8,156
Contract liabilities	384
Operating lease liabilities, current	416
Finance lease liabilities, current	927
Other current liabilities	1,509

Total current liabilities	23,116
Public and private placement warrants	1,526
Operating lease liabilities, net of current portion	23,058
Finance lease liabilities, net of current portion	2,595
Legal settlement payable	6,000

Total liabilities	56,295

Commitments and contingencies (Note 18)
Stockholders’ equity
Preferred stock ($0.0001 par value, 10,000,000 shares authorized, no shares issued and outstanding)	—
Common stock ($0.0001 par value, 250,000,000 shares authorized, 134,458,439 issued and outstanding)	13
Additional paid-in capital	451,040
Accumulated other comprehensive loss	(366)
Accumulated deficit	(171,536)

Total stockholders’ equity	279,151

Total liabilities and stockholders’ equity	$335,446

The accompanying notes are an integral part of these consolidated financial statements.

ROMEO POWER, INC.

Consolidated Statement of Operations and Comprehensive Income (Loss)

For The Year Ended December 31, 2021

(In thousands, except share and per share data)

Revenues:
Product revenues	$12,391
Service revenues	4,413

Total revenues (1)	16,804

Cost of revenues:
Product cost	34,366
Service cost	3,786

Total cost of revenues	38,152

Gross loss	(21,348)
Operating expenses:
Research and development	15,260
Selling, general and administrative	80,687

Total operating expenses	95,947

Operating loss	(117,295)
Interest expense	(44)
Change in fair value of public and private placement warrants	126,447
Gain from extinguishment of PPP loans	3,342
Investment gain, net	259

Income before income taxes and loss in equity method investments	12,709
Loss in equity method investments	(2,671)
Provision for income taxes	(7)

Net income	10,031

Other comprehensive (loss) income
Available-for-sale debt investments:
Change in net unrealized losses, net of income taxes	(723)
Net losses reclassified to earnings, net of income taxes	357

Total other comprehensive loss, net of income taxes	(366)

Comprehensive income	$9,665

Net income per share
Basic	$0.08
Diluted	$0.07
Weighted average number of shares outstanding
Basic	132,023,930
Diluted	135,340,962

(1)	Total revenues included related party revenues of $2,417 for the year ended December 31, 2021. See Note 17.

The accompanying notes are an integral part of these consolidated financial statements.

ROMEO POWER, INC.

Consolidated Statement of Changes in Stockholders’ Equity

For The Year Ended December 31, 2021

(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Notes Receivable from Stockholders	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount
Balance - December 31, 2020	126,911,861	$12	$377,253	$—	$—	$(181,567)	$195,698
Issuance of common stock	6,896,578	1	50,521	—	—	—	50,522
Proceeds receivable from common stock issuance	—	—	(1)	—	—	—	(1)
Issuance of common stock as contract consideration	650,000	—	5,018	—	—	—	5,018
Settlement on restricted stock tax withholding	—	—	(114)	—	—	—	(114)
Stock based compensation	—	—	18,363	—	—	—	18,363
Other comprehensive loss	—	—	—	—	(366)	—	(366)
Net income	—	—	—	—	—	10,031	10,031

Balance - December 31, 2021	134,458,439	$13	$451,040	$—	$(366)	$(171,536)	$279,151

The accompanying notes are an integral part of these consolidated financial statements.

ROMEO POWER, INC.

Consolidated Statement of Cash Flows

For The Year Ended December 31, 2021

(In thousands)

Cash flows from operating activities:
Net income	$10,031
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,788
Amortization of investment premium paid	1,758
Stock-based compensation	18,363
Inventory provision	2,965
Change in fair value of public and private placement warrants	(126,447)
Gain from extinguishment of PPP loans	(3,342)
Loss in equity method investments	2,671
Non-cash lease expense - operating leases	828
Non-cash lease expense - finance leases	367
Other	744
Changes in operating assets and liabilities:
Accounts receivable	(7,537)
Inventories	(35,153)
Prepaid inventories	(2,509)
Prepaid and other current assets	(5,034)
Prepayment - long-term supply agreement	(64,703)
Accounts payable	7,559
Accrued expenses	4,654
Deferred costs	(100)
Contract liabilities	(431)
Operating lease liabilities	(365)
Other, net	(683)

Net cash used in operating activities	(193,576)

Cash flows from investing activities:
Purchase of investments	(308,970)
Proceeds from maturities of investments	149,884
Proceeds from sales of investments	59,296
Equity method investment	(4,000)
Capital expenditures	(10,424)

Net cash used in investing activities	$(114,214)

(Continued)

ROMEO POWER, INC.

Consolidated Statement of Cash Flows

For The Year Ended December 31, 2021

(In thousands)

Cash flows from financing activities:
Exercise of stock options	18,521
Exercise of stock warrants	21,580
Settlement on restricted stock tax withholding	(114)
Warrant redemption payments	(72)
Principal portion of finance lease liabilities	(429)

Net cash provided by financing activities	39,486

Net change in cash, cash equivalents and restricted cash	(268,304)
Cash, cash equivalents and restricted cash, beginning of period	293,942

Cash, cash equivalents and restricted cash, end of period	$25,638

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$22,638
Restricted cash	3,000

Total cash, cash equivalents and restricted cash	$25,638

Supplemental cash flow information:
Cash paid for interest	$37
Cash paid for income taxes	—
Supplemental disclosure of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange of operating lease liabilities	$18,158
Finance lease right-of-use assets obtained in exchange of finance lease liabilities	4,107
Purchases of property, plant and equipment in accounts payable and accrued expenses at the end of period	2,506
Issuance of common stock as contract consideration	5,018
Gain from extinguishment of PPP loans	3,342

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Romeo Power, Inc. (f/k/a RMG Acquisition Corp.) was originally incorporated under the name RMG Acquisition Corp. (“RMG”) as a blank check company incorporated in Delaware on October 22, 2018 for the purpose of effecting a merger, capital stock-exchange, asset acquisition, share purchase, reorganization, or similar business combination.

On October 5, 2020, RMG and RMG Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of RMG (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Romeo Systems, Inc., a Delaware corporation (“Legacy Romeo”). On December 29, 2020, pursuant to the terms of the Merger Agreement, the business combination with Legacy Romeo was effected through the merger of Merger Sub with and into Legacy Romeo, with Legacy Romeo continuing as the surviving company and as our wholly owned subsidiary (the “Merger” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). Upon the closing of the Business Combination, we changed our name to Romeo Power, Inc.

Romeo Power, Inc. designs, engineers, and manufactures lithium-ion cylindrical battery packs for EVs and energy storage solutions, with a focus on battery innovation, functionality, energy density, safety, and performance. We are headquartered in Vernon, California.

Unless the context otherwise requires, “Romeo,” the “Company,” “we,” “us,” or “our” refers to the combined company and its subsidiaries following the Business Combination and “Legacy Romeo” refers to Romeo Systems, Inc.

In 2019, Legacy Romeo and BorgWarner formed a joint venture named BorgWarner Romeo Power LLC (the “BorgWarner JV” or “JV”). We formerly owned 40% of the JV but it has since been dissolved. See Note 20—Subsequent Events for further information on BorgWarner’s election to sell, and the Company’s purchase of BorgWarner’s ownership in the JV and its subsequent dissolution.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The accompanying consolidated financial statements include the results of Romeo Power, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated and the effect of variable interest entities have been considered in the consolidation.

As of December 31, 2021, we had cash and cash equivalents, and investments of $22.6 million and $97.3 million, respectively. We have recurring losses, which have resulted in an accumulated deficit of $171.5 million as of December 31, 2021. On February 15, 2022, the Company entered into the SEPA with an affiliate of Yorkville Advisors. Under terms of the SEPA, Romeo has the right, but not the obligation, to sell up to $350 million of common equity to an affiliate of Yorkville Advisors, subject to certain limitations, at the time of our choosing during the two-year term of the agreement. Despite the access to liquidity resulting from sales of common stock under the SEPA, as a result of continuing anticipated operating cash outflows, amounts paid to BorgWarner in February 2022, and costs to support future growth, we believe that substantial doubt exists regarding our ability to continue as a going concern for twelve months from the date of the issuance of our financial statements. Although management continues to explore a range of options to further address the Company’s capitalization and liquidity, management cannot conclude as of the date of this filing that it is probable that additional options will become available to fund our longer range investment plans and our operating losses. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Reclassification of Presentation in Our Consolidated Balance Sheets, Our Consolidated Statements of Operations and Comprehensive Income (Loss) and Note 3 to Our Consolidated Financial Statements

Finance lease ROU assets and finance lease liabilities of comparative prior period in our consolidated balance sheets are reclassified to conform with our current presentation of finance leases. In the consolidated balance sheets, we have reclassified finance lease ROU assets, finance lease liabilities, current and finance lease liabilities, net of current portion, respectively, from other noncurrent assets, other current liabilities and other noncurrent liabilities.

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Revenues of comparative prior period in our consolidated statements of operations and comprehensive income (loss) are reclassified to conform with our current revenue presentation. In the consolidated statements of operations, we have combined related party revenues with product revenues and service revenues and disclosed the amount of related party revenues in a captioned note.

Revenues of comparative prior period presented in Note 3 to our consolidated financial statements are reclassified to conform with our current revenue presentation. Since April 1, 2021, we have presented disaggregated revenue by product and service instead of further disaggregating product by battery packs and modules.

Immaterial Correction of Previously Issued Consolidated Financial Statements

During the quarter ended September 30, 2021, we identified a misstatement in our accounting for performance and market-based options granted in 2020 to our former Chairman and Chief Executive Officer (“CEO”), who was awarded 4,633,978 stock options at an exercise price of $6.69 per share. All shares covered by such award were subject to time based, performance and market condition vesting requirements.

As of December 29, 2020, the date of the Business Combination, the performance condition was satisfied (the “Performance Condition Date”), and we began recognizing stock-based compensation (“SBC”) expense, based on the fair value of the award at August 12, 2020 which was the stock option grant date (the “Grant Date”). We recognized expense prospectively, over the remaining requisite service period, which was six months from the date of the Business Combination and included the period of December 29, 2020 through June 27, 2021.

However, in accordance with ASC 718, Compensation—Stock Compensation, we should have recognized a cumulative catch-up adjustment upon the performance condition being satisfied on December 29, 2020 for the services rendered from the Grant Date through the Performance Condition Date. This resulted in an understatement of $4.1 million in SBC expense, included within selling, general and administrative expense and additional paid-in capital as of December 31, 2020 and a subsequent overstatement of SBC expense, included within selling, general and administrative expense, during the interim periods ended March 31, 2021 and June 30, 2021.

The Company evaluated the materiality of the error both qualitatively and quantitatively in accordance with Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, and determined the effect of the correction was not material to the previously issued financial statements.

The following tables provide the impact of the correction on our previously issued consolidated financial statement for the year ended December 31, 2020.

Consolidated Statement of Stockholders’ Equity	For the Year Ended December 31, 2020
	As Reported	Stock-based Compensation Adjustment	As Corrected
	(In thousands)
Additional paid-in capital, Balance - December 31, 2020	$373,129	$4,124	$377,253
Accumulated deficit, Balance - December 31, 2020	$(177,443)	$(4,124)	$(181,567)

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the accounts of Romeo and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated. We consider the criteria established under ASC 810, Consolidations, and the effect of variable interest entities, in its consolidation process.

Use of Estimates—The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our significant estimates relate to revenues and associated cost recognition; the useful lives assigned to and the recoverability of property, plant, and equipment; inventory write-downs for excess and obsolete inventory and lower of cost or net realizable value adjustments; reserves recorded for warranty liabilities; the incremental borrowing rate for lease liabilities; the initial fair value of certain equity method investments; and the determination of the fair value of debt and equity instruments, including common stock, warrants, and stock-based compensation awards. We base these estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances.

Cash and Cash Equivalents—We consider cash on hand, deposits in banks, and investments, including U.S. Treasury Bills and other government backed securities, with original maturities of three months or less to be cash and cash equivalents. Romeo maintains cash balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation (FDIC). Accounts are guaranteed by the FDIC up to $0.25 million per institution with a total FDIC insurance coverage of $1.0 million. From time to time during the year ended December 31, 2021, we had amounts in excess of FDIC-insured limits. At December 31, 2021, $21.6 million of our cash and cash equivalents exceeded FDIC-insured limit. We have not experienced any losses in these accounts, and we do not believe we are exposed to any significant credit risk related to these balances.

Restricted Cash—Romeo issued two standby letters of credit that is collateralized by restricted cash. The letters of credit are required as security deposits on the warehouse facility lease in Vernon, California which expires July 31, 2022 and the warehouse facility lease in Cypress, California which expires in February 2030. Accounts are guaranteed by the FDIC up to $0.25 million. During the year ended December 31, 2021, our restricted cash had amounts in excess of FDIC-insured limits. At December 31, 2021, $2.8 million of our restricted cash exceeded FDIC-insured limits. We have not experienced any losses in these accounts, and we do not believe we are exposed to any significant credit risk related to these balances.

Available-for-Sale Debt Investments—We classify our investments in fixed income debt securities as available-for-sale debt investments. Our available-for-sale debt investments primarily consist of U.S. government securities, municipal securities, corporate debt, commercial paper and U.S. agency mortgage-backed securities. These available-for-sale debt investments are primarily held in the custody of a major financial institution. These investments are reported on the consolidated balance sheets at fair value. Unrealized gains and losses on these investments, to the extent the investments are unhedged, are included as a separate component of accumulated other comprehensive loss, net of tax. A specific identification method is used to determine the cost basis of available-for-sale debt investments and any realized gains or losses when sold. We classify our investments as current based on the nature of the investments and their availability for use in current operations.

Accounts Receivable, Net of Allowance for Expected Credit Losses—Accounts receivable are customer obligations due under normal trade terms. Management performs continuing credit evaluations on each customer’s financial condition and reviews accounts receivable on a periodic basis to determine if any accounts receivable will potentially be uncollectible. We reserve for any accounts receivable balances that are determined to be uncollectible in the allowance for expected credit losses.

After all attempts to collect an accounts receivable balance have failed, we write off the accounts receivable balance against the allowance for doubtful accounts. As of December 31, 2021, we reported zero allowance for doubtful accounts balance.

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Leases—We evaluate whether our contractual arrangements contain leases at the inception of such arrangements. Specifically, management considers whether we can control the underlying asset and have the right to obtain substantially all of the economic benefits or outputs from the asset. Short term leases with a term of 12 months or less are not presented on the balance sheet and expense is recognized as incurred. Operating leases are reported as operating lease ROU assets, operating lease liabilities, current and operating lease liabilities, net of current portion on our consolidated balance sheets. Finance leases are reported as finance lease ROU assets, finance lease liabilities, current, and finance lease liabilities, net of current portion on our consolidated balance sheets.

Lease ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments. Both the lease ROU assets and lease liabilities are recognized as of the lease commencement date based on the present value of the lease payments over the lease term. Our leases do not provide an implicit borrowing rate that can readily be determined. Therefore, we apply a discount rate based on the incremental borrowing rate, which is determined by using credit rating models, including adjustments to derive a borrowing rate reflective of our secured borrowings, as well as other information available as of the lease commencement date. Lease ROU assets also include any lease payments made before their contractual due dates and exclude any lease incentives.

Our lease agreements may include options to extend the lease term or to terminate the lease early. We include options to extend or terminate leases upon determination of the lease ROU asset and lease liability when it is reasonably certain that we will exercise these options. Operating lease expense attributable to lease payments is recognized on a straight-line basis over the lease term and is included in cost of revenues and selling, general, and administrative expense on our consolidated statement of operations. Finance leases result in the recognition of depreciation expense, which is recognized on a straight-line basis over the expected life of the leased asset, and interest expense, which is recognized following an effective interest rate method. Depreciation expense attributable to finance leases is included in cost of revenues on our consolidated statement of operations.

We have lease arrangements that include lease and non-lease components such as common area maintenance, property taxes which are variable lease costs expensed as incurred. The non-lease components in the arrangements are not significant when compared to the lease components. For all leases, we account for the lease and non-lease components as a single component.

We evaluate lease ROU assets for impairment consistent under the impairment of long-lived assets policy.

Inventory—Our inventory primarily consists of raw materials and, to a lesser extent, work-in-process, and finished goods. We report inventory at the lower of cost or net realizable value. Cost is computed using standard costing, which approximates the value of inventory on a first-in, first-out method.

The Company carries inventory at the lower of cost or net realizable value, and therefore writes down the carrying value of inventory when the carrying value exceeds its net realizable value. The Company writes down excess, obsolete and slow-moving inventories, as well as shrinkage based on the results of quarterly physical inventory counts. Write-downs are based on inventory obsolescence trends, historical experience and application of the specific identification method. Costs of excess freight and handling costs and spoilage are recognized as current period charges. The Company also writes down inventories based on forecasted demand and technological obsolescence.

The Company then evaluates the carrying value of the remaining raw materials inventories based on the market resale value assumption using recent purchase information, supplier quotes or reputable third-party sources for market price. Work in progress is valued at an estimate of cost, including attributable overheads, based on stage of completion.

Property, Plant and Equipment—Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation expense for property, plant and equipment is computed using the straight-line method applied over the estimated useful lives of the assets. Depreciation expense is included in cost of revenues and selling, general and administrative expense on our consolidated statements of operations. Leasehold improvements are amortized over the shorter of their estimated useful lives or the applicable lease term, including anticipated renewals.

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Betterments, renewals, and repairs that extend the useful life of the asset are capitalized. Other repairs and maintenance charges are expensed as incurred. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from our accounts, and any resulting gain or loss is recognized in the accompanying consolidated statement of operations.

Depreciation and amortization are computed using the following estimated useful lives of the assets:

Asset	Years
Production and test equipment	7
Furniture and fixtures	7
Tooling	5
Automobiles	5
Computer equipment	4
Software	3

Equity Method Investments—We account for investments in unconsolidated entities using the equity method of accounting as we exercise significant influence over, but do not control these entities. These investments are initially recorded at cost and are subsequently adjusted for contributions made to and distributions received from the entities. Earnings or losses from our investments are recognized in accordance with the terms of the applicable agreement. On a periodic basis, we consider whether there are indicators, including general market conditions, that the value of our equity method investments may be impaired. An investment’s value is impaired only if management’s estimate of the fair value of the investment is less than its carrying value and the difference is deemed to be other-than-temporary. No impairment losses on equity method investments were recognized for the year ended December 31, 2021.

Deferred Assets—Deferred assets represent upfront payments of the Company’s common stock issued to a customer and will be amortized as a reduction of revenue as the related products or services are provided to the customer.

Prepayment for Long-Term Supply Agreement—Prepayment for long-term supply agreement represents an upfront cash payment to a major battery cell supplier, which will be applied as an advance for the cells to be purchased from July 1, 2023 through June 30, 2028. See Note 18 - Commitments and Contingencies for further information.

Impairment of Long-Lived Assets—We review the carrying value of our long-lived assets, including property, plant and equipment and lease ROU assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We measure recoverability by comparing the carrying amount to the future undiscounted cash flows that the asset or asset group is expected to generate. If the asset or asset group is not recoverable, its carrying amount would be adjusted down to its fair value. No impairment losses of long-lived assets were recognized for the year ended December 31, 2021.

Revenue Recognition—ASC 606, Revenue from Contracts with Customers, requires us to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We determine revenue recognition by applying the following steps:

1.	identifying the contract with a customer;

2.	identifying the performance obligations in the contract;

3.	determining the transaction price;

4.	allocating the transaction price to the performance obligations; and

5.	recognizing revenue as the performance obligations are satisfied.

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We recognize revenue when (or as) performance obligations are satisfied by transferring control of the performance obligation to a customer. Control of a performance obligation may transfer to the customer either at a point in time or over time depending on an evaluation of the specific facts and circumstances for each contract, including the terms and conditions of the contract as agreed with the customer, as well as the nature of the products or services to be provided.

Our contracts with customers generally include either a combination of prototypes with related engineering services or product sales. For product sales, the primary performance obligation to our customers is the delivery of finished goods and products under associated purchase orders. Control of the products sold typically transfers at a point in time upon delivery to the customer’s warehouse or at transportation shipping point, based upon when title of ownership passes to the customer under the terms and conditions of the arrangement.

Each customer purchase order sets forth the transaction price for the products and services purchased under the arrangement. For contracts with multiple performance obligations, we evaluate whether the stated selling prices for the products or services represent their standalone selling prices. When it is necessary to allocate the transaction price to multiple performance obligations (i.e. for customized solutions unique to a customer’s specifications), management typically uses the expected cost plus a reasonable profit margin to estimate the standalone selling price of each product or service. For standard products and services with observable sales transactions, the observable sales transactions are used to determine the standalone selling price.

Some customer arrangements include variable consideration, such as volume discounts, some of which depend upon the customers meeting specified performance criteria, such as a purchasing level over a period of time. We use judgment to estimate the most likely amount of variable consideration at customer contract inception and then again at each reporting date. When estimating variable consideration, we also apply judgment when considering the probability of whether a reversal of revenue could occur and only recognizes revenue subject to this constraint.

Customer arrangements that include the provision of developed or customized products that require the bundling of promises, such as providing non-recurring engineering and development services that lead to a prototype, are combined into a single performance obligation because the individual products and services that are required to fulfill the customer requirements do not meet the criteria for a distinct performance obligation. These customized products generally have no alternative use to Romeo and are recognized over time or at a point in time depending on whether the terms and conditions of these arrangements give us the enforceable right to payment for performance completed to date, including a reasonable profit margin.

For arrangements that provide an enforceable right to payment, control transfers over time and we measure progress towards completion by selecting the input or output method that best depicts the transfer of control of the underlying goods and services to the customer for each respective arrangement. Methods we use to measure progress toward completion include the use of a percentage of completion cost-to-cost measure of progress because it best depicts the transfer of control to the customer as we incur costs on our contracts. Under the percentage-of- completion cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation(s). For arrangements where no enforceable right to payment exists, we will recognize revenue at a point in time based on the title transfer of the final prototype or specified product.

We also provided services to the Joint Venture under separate work orders and contractual arrangements. These services included a single performance obligation for non-recurring and other engineering services, which were provided at cost incurred plus a fixed fee percentage. Revenue for these services is recognized over time, based on costs incurred or the right to invoice method (i.e., in situations where the value transferred matches the billing rights), as the customer receives and consumes the benefits.

Our typical payment terms are 30–60 days, and sales arrangements do not include any significant financing components for our customers.

Any payments that are received from a customer in advance of satisfaction of a related performance obligation, as well as billings in excess of revenue recognized, are deferred and treated as a contract liability. Advance payments and billings in excess of revenue recognized are classified as current or non- current contract liabilities based on the timing of when the recognition of revenue is expected.

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Freight charges billed to customers are included in sales, and the related shipping costs are included in cost of revenues on the consolidated statements of operations. If shipping activities are performed after a customer obtains control of a product, we apply a policy election under ASC 606 to account for shipping as an activity to fulfill the promise to transfer the product to the customer.

We also apply a policy election to exclude transaction taxes collected from customers from sales when the tax is both imposed on and concurrent with a specific revenue-producing transaction.

We generally provide customers with a product warranty that assures that the products meet standard specifications and are free of defects. Claims incurred under our standard product warranty programs are recorded based on open claims and historical experience, which have not been significant and were not significant for the year ended December 31, 2021.

Cost of Revenues—We include within cost of revenues those costs related to the manufacture and distribution of our battery packs and energy storage solutions. Specifically, we include in cost of revenues each of the following: material costs; labor and employee benefit costs related to the manufacture of our products, including stock-based compensation costs; depreciation and amortization; lease costs; and freight and shipping costs. Costs are expensed as incurred, or as control of products is transferred, except for costs incurred to fulfill a contract, which are capitalized and amortized on a straight-line basis over the expected period of performance. We do not incur significant incremental costs to acquire contracts.

Research and Development—R&D primarily consist of costs associated with the development and testing of our products. R&D costs include the salary and benefits of certain personnel, consultants, facility costs, supplies and other direct and allocated indirect expenses incurred to support our R&D programs. Total R&D costs for the year ended December 31, 2021 were $15.3 million.

Other Costs—We include within selling, general and administrative expenses, labor and other costs not directly related to the development and manufacture of our products, including expenses, such as compensation for our sales team, travel expense incurred in connection with sales efforts and advertising costs.

Income Taxes—We apply the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

We record a valuation allowance, when necessary, to reduce deferred tax assets to the amount expected to be realized. Estimates of the realizability of deferred tax assets, as well as our assessment of whether an established valuation allowance should be reversed, are based on projected future taxable income, the expected timing of the reversal of deferred tax liabilities, and tax planning strategies. When evaluating whether projected future taxable income will support the realization of our deferred tax assets, we consider both our historical financial performance and general economic conditions. In addition, we consider the time frame over which it would take us to utilize the deferred tax assets prior to their expiration.

We utilize a two-step approach to recognizing and measuring uncertain income tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination by the Internal Revenue Service (IRS) or other taxing authorities, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and may not accurately forecast actual outcomes. As more fully described in note 15—Income Taxes, management determined as of December 31, 2021 that a portion of the deferred tax benefits related to federal and state research tax credits are not more likely than not to be sustained upon examination.

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Basic and Diluted Loss Per Share—Basic loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the year, plus the number of ordinary shares that would have been outstanding if all potentially dilutive ordinary shares had been issued, using the treasury stock method, in accordance with ASC 260, Earnings Per Share.

Stock-Based Compensation—We use the fair value recognition method of accounting for stock options, warrants and restricted stock awards granted to employees, non-employees and directors to measure the cost of services received in exchange for stock-based awards. Under the fair value recognition method, cost is measured at the grant date based on the estimated fair value of the award and is recognized as expense on the straight-line basis over the requisite service period, which is generally the vesting period. Stock options generally vest over 3 years, net of actual forfeitures in the period.

The estimated fair value of stock options and warrants, excluding market-based awards is estimated on the grant date using the Black-Scholes option-pricing model. The fair value of restricted stock awards granted prior to there being a public market for our stock, was measured based on the grant date estimated fair value of our common stock. The Black-Scholes option-pricing model requires inputs such as the fair value of our common stock, the risk-free interest rate, expected term, expected dividend yield and expected volatility. The most significant assumption used in determining the fair value of stock-based awards, granted prior to there being a public market for our stock, was the estimated fair value of common stock on the date of grant. Prior to there being a public market for our stock, in order the determine the fair value of the common stock on the date of grant, a valuation analysis was performed by management, with the assistance of a third-party valuation firm, using a combination of market and income approaches. The risk-free interest rate assumption is determined by using the U.S. Treasury rates of the same period as the expected option term of each stock option. We use the simplified method to calculate the expected term. The dividend yield assumption is based on the dividends expected to be paid over the expected life of the stock option. Our volatility is derived from several publicly traded peer companies.

We estimate the grant date fair value of awards with market conditions using a Monte Carlo simulation or other appropriate fair value method with the assistance of an independent third-party valuation firm.

Public and Private Placement Warrants—We classify the Public and Private Placement Warrants as long-term liabilities on our consolidated balance sheets as these instruments are precluded from being indexed to our own stock given the terms allow for a settlement adjustment that does not meet the scope of the fixed-for-fixed exception in ASC 815, Derivatives and Hedging. In certain events outside of our control, the Public Warrant and Private Placement Warrant holders are entitled to receive cash while in certain scenarios the holders of the common stock are not entitled to receive cash or may receive less than 100% of any proceeds in cash, which precludes these instruments from being classified within equity pursuant to ASC 815-40.

The Public and Private Placement Warrants were initially recorded at fair value on the date of the Business Combination and are subsequently adjusted to fair value at each subsequent reporting date. Changes in the fair value of these instruments are recognized within change in fair value of Public and Private Placement Warrants in the consolidated statements of operations.

Fair Value of Financial Instruments—The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and establishes the disclosure requirements regarding fair value measurements. Fair value is defined as the price that would be received in the sale of an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Level 2 Inputs—Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 Inputs—Unobservable inputs reflecting our assessment of assumptions that market participants would use in pricing the asset or liability. We develop these inputs based on the best information available.

As of December 31, 2021, the fair value of cash, accounts receivable, accounts payable, accrued expenses and other payables approximated carrying value due to their short-term maturities.

As of December 31, 2021, our financial instruments measured at fair value consist of cash equivalents, available-for-sale debt investments and private placement warrants. See Note 6 - Fair Value for further discussion.

Change in Segments—During the third quarter of 2021, we hired a new Chief Executive Officer who became our Chief Operating Decision Maker (“CODM”). Our new CODM changed how we manage our business and allocate resources, which resulted in modifications to our organizational and segment structure. As a result, we reorganized from two segments (Romeo Power North America and Joint Venture Support) to a single operating segment for the consolidated business. Our operations are now comprised of a single reportable segment. As a result, the note on segment information is not presented in this Annual Report on Form 10-K.

The CODM evaluates and monitors performance primarily through consolidated sales and gross profit. Asset information is not regularly reported to the CODM for purposes of the allocation of resources or assessing segment performance.

All of our revenues (based on location of customer) and long-lived assets were within North America for the year ended ended December 31, 2021.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, ASC 740, Income Taxes (ASC 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The guidance is effective for all public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption is also permitted. We adopted the standard on January 1, 2021 and the adoption of the new guidance does not have a material impact on our financial position, operating results or cash flows.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction between the accounting for equity securities in ASC 321, the accounting for equity method investments in ASC 323, and the accounting for certain forward contracts and purchased options in ASC 815. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. We adopted this standard on a prospective basis effective January 1, 2021. The adoption of the new guidance does not have a material impact on our financial position, operating results or cash flows.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2021, FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. Under ASU 2021-08, an acquirer must recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The guidance is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. We plan to early adopt ASU 2021-08 on a prospective basis effective January 1, 2022 and we don’t expect the adoption of the new guidance to have a material impact on our financial position, operating results, or cash flows.

Other recently issued accounting updates are either not expected to have a material impact or are not relevant to our consolidated financial statements.

3. REVENUES

Contract Liabilities—Contract liabilities in the accompanying consolidated balance sheets relate to payments received in advance of satisfying performance obligations under our contracts and are realized when the associated revenue is recognized under the contracts. During the year ended December 31, 2021, changes in contract liabilities were as follows (in thousands):

Beginning balance	$815
Revenues recognized	(3,663)
Increase due to billings	3,232

Ending balance	$384

Contract liabilities are earned as services and prototypes are transferred to the customer. The remaining contract liability balance as of December 31, 2021 is expected to be earned and recognized as revenue within the next twelve months.

As of December 31, 2021, we had executed certain contracts with customers to deliver specific battery packs, modules and battery management system and software services. These contracts contain minimum quantity purchase requirements that are non-cancellable (other than for a breach by Romeo), and we have enforceable rights to pursue payments due under these contracts under make-whole provisions, or through customary remedies for breach of contract if the minimum quantities are not ordered. The following table presents the non-cancellable minimum purchase commitments under such contracts as of December 31, 2021 (in thousands):

Contractual Minimum Purchase Commitments
Purchase contracts with make-whole provisions (1)	$306,022
Purchase contracts with provisions of customary remedies for breach of contract (2)	86,202

Total	$392,224

(1)

For the $306.0 million of unsatisfied performance obligations related to minimum quantity purchase commitments, if the customers do not follow through on their minimum purchase commitments, we would receive a maximum of $286.5 million under certain make-whole provisions included in these contracts.

(2)

For the remaining $86.2 million of unsatisfied performance obligations related to minimum quantity purchase commitments included in these contracts, if the customers do not follow through on their minimum purchase commitments, we would seek damages through customary remedies for breach of contract.

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The following table presents the estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2021 (in thousands):

Revenues Expected To be Recognized
January 1, 2022 through December 31, 2022	$35,218
January 1, 2023 through December 2025	357,006

Total	$392,224

The realization and timing of the recognition of our backlog is dependent, among other things, on our ability to obtain and secure a sufficient supply of battery cells from our suppliers as well as our ability to meet the acceptance requirements in contracts, such as design and quality tests.

In addition, these amounts exclude any potential adjustments for variable consideration which could arise from provisions in our contracts where the price for a product or service can change based on future events. Based on practical expedient elections permitted by ASC 606, the Company does not disclose the value of unsatisfied performance obligations for variable consideration that is allocated entirely to a wholly unsatisfied performance obligation.

Disaggregation of Revenues—We earn revenue through the sale of products and services. Product and service lines are the disaggregation of revenues primarily used by management, as this disaggregation allows for the evaluation of market trends, and certain product lines and services vary in recurring versus non-recurring nature. We do not have any material sales outside of North America.

The following table disaggregates revenues by when control is transferred for the year ended December 31, 2021 (in thousands):

Point in time	$14,979
Over time	1,825

Total	$16,804

4. INVENTORY, NET

As of December 31, 2021 , inventory, net consisted of the following (in thousands):

Raw materials	$35,327
Work-in-process	1,364
Finished goods	434

Total	$37,125

We provide inventory write downs for slow-moving and obsolete inventory items when the net realizable value of inventory items is less than their carrying value. The Company then evaluates the carrying value of the remaining raw materials inventories based on the market resale value assumption using recent purchase information, supplier quotes or reputable third-party sources for market price. Work in progress is valued at an estimate of cost, including attributable overheads, based on stage of completion.

During the year ended December 31, 2021, we recorded $3.0 million of inventory provision in product cost of revenues.

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5. INVESTMENTS

Available-for-sale debt investments

The following table summarizes our available-for-sale debt investment holdings at December 31, 2021 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized and Credit Losses	Fair Value
U.S. government securities	$28,008	$—	$(37)	$27,971
Municipal securities	37,370	47	(194)	37,223
Corporate debt securities	21,706	—	(122)	21,584
Asset-backed securities	5,890	—	(9)	5,881
U.S. agency mortgage-backed securities	4,700	—	(50)	4,650
Commercial paper	—	—	—	—

Total (1)	$97,674	$47	$(412)	$97,309

(1)	There were no unsettled sales of available-for-sale debt investments at December 31, 2021.

The following table presents the gross realized gains and gross realized losses related to available-for-sale debt investments for the year ended December 31, 2021 (in thousands):

Year Ended December 31, 2021
Gross realized gains	$62
Gross realized losses	(419)

Gross realized loss, net	$(357)

The following tables present the breakdown of the available-for-sale debt investments with gross unrealized losses and the duration that those losses had been unrealized at December 31, 2021 (in thousands):

	Unrealized Losses Less than 12 Months		Unrealized Losses 12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government securities	$27,971	$(37)	$—	$—	$27,971	$(37)
Municipal securities	30,823	(194)	—	—	30,823	(194)
Corporate debt securities	21,584	(122)	—	—	21,584	(122)
Asset-backed securities	5,598	(9)	—	—	5,598	(9)
U.S. agency mortgage-backed securities	4,650	(50)	—	—	4,650	(50)

Total	$90,626	$(412)	$—	$—	$90,626	$(412)

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The following table summarizes the maturities of our available-for-sale debt investments at December 31, 2021 (in thousands):

	Amortized Cost	Fair Value
Less than 1 year	$45,257	$45,202
1 year through 5 years	47,717	47,457
Mortgage-backed securities with no single maturity	4,700	4,650

Total	$97,674	$97,309

Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay certain obligations.

6. FAIR VALUE

Fair Value of Financial Instruments — The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and establishes the disclosure requirements regarding fair value measurements. Fair value is defined as the price that would be received in the sale of an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy consisting of Level 1 inputs, Level 2 inputs and Level 3 inputs, which is further discussed in the “Fair Value of Financial Instruments” section of Note 2 - Summary of Significant Accounting Policies.

Our available-for-sale debt investments are measured at fair value on a recurring basis, consisting of investment grade high quality fixed income assets, which are priced using quoted market prices for similar instruments or unbinding market prices that are corroborated by observable market data.

The Public and Private Placement Warrants are measured at fair value on a recurring basis. We will continue to adjust these liabilities for changes in the fair value of the Public and Private Placement Warrants until the warrants are exercised, redeemed or cancelled. Prior to the redemption of the Public Warrants on April 5, 2021, the Public Warrants were traded on the NYSE and were recorded at fair value using the closing stock price as of the measurement date, which represents a Level 1 fair value measurement.

The fair value of the Private Placement Warrants is established using both Level 1 and Level 2 inputs and determined using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs such as the fair value of our Common Stock, the risk-free interest rate, expected term, expected dividend yield and expected volatility. The fair value of our Common Stock is considered a Level 1 input as our Common Stock is freely traded on the NYSE. The risk-free interest rate assumption is determined by using the U.S. Treasury rates of the same period as the expected term of the Private Placement Warrants, which is 4 years. The dividend yield assumption is based on the dividends expected to be paid over the expected life of the warrant. Our volatility is derived from several publicly traded peer companies.

ROMEO POWER, INC.

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As of December 31, 2021, assets and liabilities measured at fair value on a recurring basis were as follows (in thousands):

	December 31, 2021
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash equivalents:
Money market funds	$263	$263	$—	$—

Subtotal	263	263	—	—

Available-for-sale debt investments:
U.S. government securities	27,971	—	27,971	—
Municipal securities	37,223	—	37,223	—
Corporate debt securities	21,584	—	21,584	—
Asset-backed securities	5,881	—	5,881	—
U.S. agency mortgage-backed securities	4,650	—	4,650	—

Subtotal	97,309	—	97,309	—

Total	$97,572	$263	$97,309	$—

Financial Liabilities:
Private Placement Warrants	$1,526	$—	$1,526	$—

Total	$1,526	$—	$1,526	$—

The key assumptions used to determine the fair value of the Private Placement Warrants as of December 31, 2021 using the Black-Scholes model were as follows:

Risk-free interest rate	1.11%
Expected term (in years)	4
Expected volatility	53%
Dividend yield	—
Fair value of common stock	$3.65

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7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment for the year ended December 31, 2021 consisted of the following (in thousands):

Production and test equipment	$9,658
Computer equipment	1,670
Software	3,345
Tooling	3,276
Furniture and fixtures	187
Leasehold improvements	2,033
Automobiles	22
Assets not yet in service	3,199

Total property, plant and equipment	23,390
Less accumulated depreciation and amortization	(8,232)

Total property, plant and equipment—net	$15,158

Total depreciation and amortization expense for the year ended December 31, 2021 was $2.7 million.

8. LEASES

We have operating and finance leases for our warehouse and certain equipment. Our leases have remaining terms from 1 year to 13 years, some of which include options to extend the leases for up to 5 years. Short term leases with a term of 12 months or less are not presented on the balance sheet and expense is recognized as incurred. Operating leases are reported as operating lease ROU assets, operating lease liabilities-current and operating lease liabilities-net of current portion on our consolidated balance sheets. Finance leases are reported as finance lease ROU assets, finance lease liabilities-current, and finance lease liabilities-net of current portion on our consolidated balance sheets.

The components of lease expense as of December 31, 2021 were as follows (in thousands):

Operating lease cost	$1,318

Finance lease cost:
Amortization of right-of-use assets	367
Interest on lease liabilities	38

Total finance lease cost	$405

Short-term and variable lease expenses incurred during the year of 2021 were immaterial.

Supplemental cash flow information related to leases as of December 31, 2021 were as follows (in thousands):

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$855
Operating cash flows from finance leases	32
Financing cash flows from finance leases	429

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Supplemental consolidated balance sheet information related to leases as of December 31, 2021 was as follows (in thousands):

Operating leases:
Operating lease right-of-use assets	$23,115

Operating lease liabilities, current	$416
Operating lease liabilities, net of current portion	23,058

Total operating lease liabilities	$23,474

Finance leases:
Finance lease right-of-use assets	$4,070

Finance lease liabilities, current	$927
Finance lease liabilities, net of current portion	2,595

Total finance lease liabilities	$3,522

Lease Assets obtained in exchange for Lease Liabilities
Operating leases	$22,953
Finance leases	$4,107

Weighted Average Remaining Lease Term
Operating leases	12.9 years
Finance leases	2.6 years

Weighted Average Discount Rate
Operating leases	8.0%
Finance leases	4.3%

Maturities of lease liabilities were as follows (in thousands):

Year Ended December 31	Operating Leases	Finance Leases	Total
2022	$2,390	$1,057	$3,447
2023	2,604	1,377	3,981
2024	2,682	633	3,315
2025	2,763	716	3,479
2026	2,846	—	2,846
Thereafter	25,608	—	25,608

Total future minimum lease payments	38,893	3,783	42,676
Less imputed interest	(15,419)	(261)	(15,680)

Total	$23,474	$3,522	$26,996

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

9. EQUITY METHOD INVESTMENTS

BorgWarner Romeo Power LLC

Legacy Romeo and BorgWarner formed BorgWarner Romeo Power LLC on June 28, 2019. Legacy Romeo and BorgWarner received a 40% interest and 60% interest in the Joint Venture, respectively. Subsequently, Legacy Romeo and BorgWarner agreed to contribute an additional $10.0 million in total to the Joint Venture which represented funding for 2021 capital needs. In January 2021, we invested $4.0 million in the Joint Venture, which represented our pro rata share of the agreed upon funding. During the year ended December 31, 2021, we recorded our share of the net loss of the JV as “Loss in equity method investments” in our consolidated statements of operations and comprehensive income (loss). For information on our transactions with the JV, see Note 17 - Transactions with Related Parties. On October 25, 2021, BorgWarner elected to exercise a right under the Joint Venture Operating Agreement, dated May 6, 2019 (the “Operating Agreement”), to put its 60% ownership stake in the JV to the Company. See Note 20 - Subsequent Events for further information on our acquisition of the Borg Warner’s ownership share in the JV for a cash payment of $28.6 million, which was completed in February 2022.

Heritage Battery Recycling, LLC

Under the Battery Recycling Arrangement entered into in October 2020, HBR has agreed to design, build and operate a system for redeploying, recycling or disposing of lithium-ion batteries (the “System”) to be located at HES’s facility in Arizona. Immediately following the Business Combination on December 29, 2020, we contributed $35.0 million to HBR, a related party to an investor in Legacy Romeo and an investor of $25.0 million in the private placement of shares of Common Stock (the “PIPE Shares”) that were sold in connection with the Business Combination. While the arrangement is in effect, it establishes a strategic arrangement with HES for the collection of our battery packs for recycling, and it gives our customers priority at the recycling facility. We also have agreed to fund, in principal, up to $10.0 million for a pilot program that, if successful, could lead to the purchase of commercial vehicles containing Romeo batteries by HBR’s affiliate. The terms of the pilot program have not yet been finalized and reflected in an executed agreement.

As of December 31, 2021, HBR had not yet begun construction of the battery recycling facility or begun operation of the System. Therefore, during the year ended December 31, 2021, there were no profits or losses from our equity method investment to be recognized in our consolidated statement of operations and comprehensive income.

On October 6, 2021, Heritage Battery Recycling announced it had combined with Retriev Technologies, and the combined company now operates under the Retriev Technologies brand (“Retriev”).

10. ACCRUED EXPENSES

As of December 31, 2021, accrued expenses consisted of the following (in thousands):

Accrued professional service fees	$2,225
Accrued payroll expenses	1,896
Accrued construction in progress	658
Accrued inventory	1,422
Accrued warranty expenses	560
Other accrued expenses	1,395

Total accrued expenses	$8,156

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

11. DEBT

As of December 31, 2021, we had no debt outstanding.

PPP Loans

In March 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. As a result of COVID-19, we faced risks to raising necessary capital which could significantly disrupt our business. To help mitigate those risks and support our ongoing operations, in June 2020, we received proceeds totaling $3.34 million for two loans granted under the U.S. Small Business Administration’s (“SBA”) PPP. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses. The loans and accrued interest are forgivable after 24 weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the forgiveness period. For the $3.30 million PPP loan, any unforgiven portion would be payable over two years, at an interest rate of 1%, with a deferral of payments for the first six months. For the $0.04 million PPP loan, any unforgiven portion would be payable over five years, at an interest rate of 1%, with a deferral of payments for the first 16 months.

Our use of the loan proceeds through the forgiveness period was in compliance with the conditions for forgiveness of the loan. Per the terms of the PPP loans, payments are deferred for borrowers who apply for loan forgiveness until the SBA makes a determination on the loan amount to be forgiven. We applied for forgiveness of the loans following the covered period of the loans. Our $3.34 million PPP loans were fully forgiven by SBA in 2021.

12. PUBLIC AND PRIVATE PLACEMENT WARRANTS

In February 2019, in connection with the RMG initial public offering (the “RMG IPO”), RMG issued 7,666,648 warrants (the “Public Warrants”) to purchase shares of Common Stock at $11.50 per share. Simultaneously with the consummation of the RMG IPO, RMG issued 4,600,000 warrants (the “Private Placement Warrants” and, together with the Public Warrants, the “Public and Private Placement Warrants”) to purchase shares of Common Stock at $11.50 per share, to RMG Sponsor, LLC (the “Sponsor”), certain funds and accounts managed by subsidiaries of BlackRock, Inc., and certain funds and accounts managed by Alta Fundamental Advisers LLC.

On February 16, 2021, we announced the redemption of all of the outstanding Public Warrants to purchase shares of our Common Stock, that were issued under the Warrant Agreement, dated February 7, 2019, by and between RMG and American Stock Transfer & Trust Company, LLC, as warrant agent. All Public Warrants could be exercised until April 5, 2021 to purchase shares of our Common Stock, at the exercise price of $11.50 per share, and any Public Warrants that remained unexercised were voided and no longer exercisable. On April 5, 2021, 7,223,683 Public Warrants were redeemed at the redemption price of $0.01 per Public Warrant. The Company paid Public Warrant holders a total of $72,237 in connection with the redemption.

The Public and Private Placement warrants are recorded as liabilities in our consolidated balance sheets. As of December 31, 2021, we had 3,178,202 Private Warrants and no Public Warrants outstanding.

13. EQUITY

We are authorized to issue two classes of capital stock, Common Stock and preferred stock. The total number of shares that we are authorized to issue is 260,000,000 of which, 250,000,000 shares shall be Common Stock and 10,000,000 shares shall be preferred stock.

Our board of directors is authorized to issue shares of preferred stock, with such designations, voting and other rights and preferences as they may determine. As of December 31, 2021, there were no shares of preferred stock issued or outstanding.

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Legacy Romeo Warrants

Prior to December 29, 2020, we issued certain of our convertible notes and term notes with detachable warrants for the purchase of shares of Legacy Romeo Class A common stock. We utilized a Black-Scholes option-pricing model to determine the fair value of each warrant, which was recorded as a debt discount and amortized over the term of the notes. In connection with the Business Combination, the warrants for shares of Legacy Romeo Class A common stock were exchanged for warrants for shares of Common Stock (the “Legacy Romeo Warrants”) and the exercise price per share was converted by the Exchange Ratio. We did not issue any convertible or term notes with detachable warrants during the year ended December 31, 2021.

From 2015 through 2018, we issued warrants for the purchase of shares of Legacy Romeo Class A common stock in exchange for historical services provided. We utilized a Black-Scholes option-pricing model to determine the fair value of each warrant, which was recorded as compensation expense immediately, as the warrants were immediately exercisable. In connection with the Business Combination, the warrants for shares of Legacy Romeo Class A common stock were exchanged for the Legacy Romeo Warrants and the exercise price per share was converted by the Exchange Ratio. There was no expense for warrants related to services provided for the year ended December 31, 2021.

As of December 31, 2021, total Legacy Romeo Warrants outstanding and exercisable were 2,111,543 shares, the fair value of which were fully amortized and included in additional paid-in capital.

The following table presents a consolidated summary of activity for all such Legacy Romeo Warrants (dollars in thousands, except weighted average exercise prices):

Legacy Romeo Warrant Activity and Other Data	Number of Warrants	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Warrants outstanding, December 31, 2020	3,191,954	$4.57	8.7	$57,200
Exercised	(919,388)	$3.33
Forfeited	(161,023)	$3.88

Warrants outstanding, December 31, 2021	2,111,543	$4.71	6.8	$911

Warrants exercisable, December 31, 2021	2,111,543	$4.71	6.8	$911

14. STOCK-BASED COMPENSATION

2016 Stock Plan

In October 2016, we adopted the 2016 Stock Plan (the “2016 Plan”), as amended in February 2017. The 2016 Plan allowed for the issuance of both incentive stock option and nonqualified stock options. On December 29, 2020, our stockholders approved the Romeo Power, Inc. 2020 Long-Term Incentive Plan (the “2020 Plan”). The remaining 800,704 shares available for issuance under the 2016 Plan were canceled and retired on December 29, 2020. The outstanding options issued under the 2016 Plan are continued to be vested through the original time vesting terms. Any canceled and forfeited options issued under the 2016 Plan after December 29, 2021 are added back to the 2020 Plan for future issuance.

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

2020 Stock Plan

The purpose of the 2020 Plan is to attract, retain, incentivize and reward top talent through stock ownership, to improve operating and financial performance and strengthen the mutuality of interest between eligible service providers and stockholders.

The 2020 Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, dividend equivalent rights, and performance-based stock awards (collectively, “stock awards”) and cash awards. Incentive stock options may be granted only to our employees, including officers, and the employees of our subsidiaries. All other stock awards and cash awards may be granted to our employees, officers, non-employee directors, and consultants and the employees and consultants of our subsidiaries and affiliates.

The aggregate number of shares of our Common Stock that may be issued pursuant to stock awards under the 2020 Plan will not exceed the sum of (x) 15,000,000 shares, plus (y) 11,290,900, the number of shares subject to outstanding awards under the 2016 Plan on the date of the Business Combination.

During the year ended December 31, 2021, we issued RSUs and PSUs under the 2020 Plan, as described further in the section titled “Restricted Stock Unites and Performance-related Stock Units” below. As of December 31, 2021, there were 14,796,370 shares remaining available for issuance under the 2020 Stock Plan.

Time-based Option Awards

During the year ended December 31, 2021, we did not grant any stock options to employees and our employees exercised time-based stock options totaling 3,631,726 shares for total proceeds of $18.5 million.

Generally, our stock options vest over 3 years, with either one third of the options vesting at the one-year anniversary and 1/36 of the options vesting each month thereafter or 1/36 of the options vesting each month. All stock options expire after 10 years from the grant date. Vesting ceases when the employment or consulting relationship ends.

The following table summarizes our time-based stock option activity (dollars in thousands, except weighted average exercise prices):

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding Options, December 31, 2020	6,509,591	$4.26	6.91	$118,657
Exercised	(2,704,931)	4.27		$15,706
Cancelled	(394,273)	5.38		—

Outstanding Options, December 31, 2021	3,410,387	$4.13	4.7	$2,496

Exercisable and vested, December 31, 2021	3,106,349	$4.19	4.4	$2,123

Performance and Market-based Option Award

In August 2020, we awarded 4,633,978 stock options to our then Chairman and CEO at an exercise price of $6.69 per share. All of the shares covered by such award are subject to time-based, performance and market condition vesting requirements. As of December 29, 2020, the date of the Business Combination, the performance condition was satisfied, and we began recognizing SBC expense based upon the grant date fair value of the award. We recognized the SBC expense over the requisite service period, which was from August 12, 2020 through June 27, 2021. We estimated the grant date fair value of the award to be $9.6 million, which was determined using a Monte Carlo simulation with the assistance of an independent third-party valuation firm. Out of the $9.6 million SBC expense, $4.1 million was recognized at December 29, 2020. Also see Note 1 – “Immaterial Correction of Previously Issued Consolidated Financial Statements” for further discussion regarding this stock option award.

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

According to the table of exercisable shares below and the average of the closing price per share of our Common Stock on each of the five trading days immediately following the vesting date of June 27, 2021, 926,795 shares of the performance and market-based option became exercisable when the six-month lockup period assigned to Legacy Romeo stockholders in connection with the Business Combination expired. The remaining 3,707,183 shares of performance option were cancelled on June 27, 2021 and added back to the 2020 Plan for future issuance. On July 6, 2021, all 926,795 shares of vested option were exercised for total proceeds of $6.2 million.

Average Closing Share Price:	Cumulative Number Of Shares
$6.6869 - $8.9452	926,795
$8.9453 - $11.9272	1,853,591
$11.9273 - $14.9092	3,243,781
$14.9093	4,633,978

Restricted Stock Units and Performance-related Stock Units

During the year ended December 31, 2021, we granted 2,281,068 RSUs and 2,303,005 PSUs to our employees and 133,492 RSUs to our directors. The RSUs granted to our employees are generally eligible to vest over three years from the commencement date, subject to continued employment on each vesting date. One third of these shares vest on the one-year anniversary of the vesting commencement date. The remaining shares vest equally over eight quarters thereafter. The RSUs granted to our directors on June 11, 2021 vested in full on July 1, 2021.

The PSUs vest after three years from the commencement date based on the achievement of certain predetermined performance and market goals and are payable in cash or shares of our Common Stock, at our election. The market-based goal will be measured by reference to the highest 100-consecutive-trading-day average closing price for our Common Stock through December 31, 2023. The performance-based goal will be measured by the achievement of certain backlog targets and percentage reductions in bill-of-material costs per Kilowatt-Hour by December 31, 2021. The actual number of shares to be issued for the PSUs will be the higher of the market-based vesting percentage or the performance-based vesting percentage, subject to a market-based limitation, and can range from 0% to 200% of the target number of shares set at the time of grant. Stock-based compensation expense for the PSUs is recognized on a straight-line basis over the service period based upon the value determined using the Monte Carlo valuation method for the market goal plus an incremental value, if any, determined by expected achievement of the performance-based goals. The Monte Carlo valuation method incorporates stock price correlation and other variables over the time horizons matching the performance periods. Management had reviewed and assessed the achievement of the performance-based goals as of December 31, 2021.

The grant date fair value of the PSUs granted during 2021 derived from the Monte Carlo simulation, was based, in part, on the following assumptions:

	Assumption Range
Fair Value Assumptions:	Minimum		Maximum
Grant date stock price	$4.58	~	$9.23
Risk-free interest rate	0.24%	~	0.29%
Simulation term (in years)	2.4	~	2.6
Expected volatility	63.7%	~	64.4%
Dividend yield		0%
Grant date fair value per share	$2.60	~	$9.23

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table summarizes our RSU and PSU activity (dollars in thousands, except weighted average fair values):

	Shares	Weighted Average Fair Value
Outstanding at December 31, 2020	—	$—
Granted	4,717,565	$6.99
Vested	(510,952)	$9.23
Forfeited	(382,216)	$7.42

Outstanding at December 31, 2021	3,824,397	$6.64

The fair value of all RSUs and PSUs granted during 2021 was $33.0 million.

Award modification

On August 6, 2021 our Board of Directors announced that our former CEO would resign from the Company, effective August 16, 2021. In connection with the former CEO’s cessation of employment we agreed to modify the terms of 81,153 unvested stock options to allow the shares to continue vesting during the former CEO’s consulting period. In connection with the modification, we recorded a reduction of $0.3 million in SBC expense.

Stock-based compensation expense

During 2021, we recognized a total of $18.4 million of SBC expense related to the vesting of stock options, RSUs and PSUs.

The following table summarizes our SBC expense by line item in the consolidated statements of operations and comprehensive income during the year ended December 31, 2021 (in thousands):

Cost of revenues	$588
Research and development	2,380
Selling, general, and administrative	15,395

Total	$18,363

The following table summarizes our SBC expense by award type for the year ended December 31, 2021 (in thousands):

Options	$10,046
RSUs	5,560
PSUs	2,757

Total	$18,363

As of December 31, 2021, the unrecognized SBC expense and the weighted average period over which these SBC expense were expected to be recognized were summarized as follows (dollar in thousands):

	December 31, 2021	Weighted Average Recognition Period
Options	$906	1.01
Restricted awards (RSUs and PSUs)	21,805	2.11

Total	$22,711

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

15. INCOME TAXES

The provision for income taxes was as follows for the year ended December 31, 2021 (in thousands):

Current:
Federal	$—
State	7

Total current	7

Total deferred	—

Total provision for income taxes	$7

The following table presents the reconciliation of the federal statutory rate to the effective tax rate as of December 31, 2021:

Federal statutory rate	21.0%
State statutory rate, net of federal tax benefit	(64.3)
Federal and state tax credits	(13.6)
Stock-based compensation	(3.6)
Valuation allowance adjustments	326.5
Purchase money debt reduction	—
Deductible transaction costs	—
Change in fair market value of warrants	(264.6)
Federal loan forgiveness exempt from tax	(7.0)
Loss on extinguishment on converted debt	—
Loss from joint venture	—
Limit on executive compensation deductions	4.8
Others	0.9

Effective tax rate	0.1%

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table presents the principal components of deferred tax assets and liabilities as of December 31, 2021 (in thousands):

Deferred tax asset:
Accrued expense	$3,544
Investment in joint venture	85
Operating lease liabilities	7,138
Intangible assets	1,766
Stock-based compensation	2,938
Tax credits	7,904
Net operating loss carryforwards	78,960

Total deferred tax asset	102,335

Deferred tax liability:
Property, plant and equipment	(552)
Operating lease right of use assets	(7,189)

Total deferred tax liability	(7,741)

Net deferred tax asset	94,594
Valuation allowance	(94,594)

Net deferred tax liability	$—

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax-basis amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all the deferred tax assets will be realized. The realization of deferred tax assets may be dependent on our ability to generate sufficient income in future years in the associated jurisdiction to which the deferred tax asset relates. As of December 31, 2021, we recorded a valuation allowance of $94.6 million against the deferred tax asset balance as realization is uncertain due to a history of operating losses, of which approximately $2.1 million is expected to be recorded as additional paid in capital upon reversal.

As of December 31, 2021, we had federal net operating loss carryforwards of $295.2 million and state net operating loss carryforwards of $400.5 million. Approximately $44.8 million of the federal net operating losses may be carried forward for 20 years and begin to expire in 2034, the remaining $250.4 million do not expire and carried forward indefinitely. State net operating losses begin to expire in 2036.

Utilization of the net operation loss carryforward and research credit carryforward may be subject to an annual limitation due to the ownership percentage change limitations under Section 382, provided by the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of some net operating losses before utilization.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is not currently under examination in any taxing jurisdiction and generally is no longer subject to examination for tax years prior to 2018. The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year ended December 31, 2021:

Unrecognized tax benefits – January 1	$1,869
(Decrease) Increase – prior year	(84)
Increase – current year	341
Settlements	—
Statute of limitations expiration	—

Unrecognized tax benefits – December 31	$2,126

Included in the balance of unrecognized tax benefits as of December 31, 2021 are $2,126 of tax benefits that, if recognized, would affect the effective tax rate, absent any corresponding changes to the valuation allowance. We recognize interest and penalties related to unrecognized tax benefits in operating expenses. No such interest and penalties were recognized during the year ended December 31, 2021.

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

16. NET INCOME (LOSS) PER SHARE

The basic and diluted net income (loss) per share is computed by dividing our net income or net loss by the weighted average shares outstanding during the period. The calculation of basic and diluted net income (loss) per share for the year ended December 31, 2021 is presented below (in thousands, except share and per share data):

Net income	$10,031

Weighted average common shares outstanding – basic	132,023,930
Dilutive effect of potentially issuable shares	3,317,032

Weighted average common shares outstanding – diluted	135,340,962

Basic net income per share	$0.08
Diluted net income per share	$0.07

Potentially dilutive shares that were considered in the determination of diluted net income (loss) per share include stock options and warrants to purchase our Common Stock as well as RSUs and PSUs. Antidilutive shares excluded from the calculation of diluted net income per share were 7,495,417 for the year ended December 31, 2021.

17. TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of business, the Company enters into transactions with related parties to sell products and services. The following table presents the net revenues and cost of revenues associated with our related parties, which are included in our consolidated statement of operations and comprehensive income (in thousands):

Related party revenues - product revenues	$547
Related party revenues - service revenues	1,870

Total related party revenues	2,417

Costs associated with related party revenues - product revenues	449
Costs associated with related party revenues - service revenues	1,576

Total costs associated with related party revenues	2,025

Gross profit associated with related party revenues	$392

Transactions with BorgWarner and the Joint Venture

In connection with Legacy Romeo’s investment in the Joint Venture formed on June 28, 2019 (Note 9), Legacy Romeo entered into a services agreement to provide various professional services to the Joint Venture. We have also sold certain products directly to a subsidiary of BorgWarner. Revenues earned for services rendered to the Joint Venture and products sold to BorgWarner were presented in the table above. Accounts receivable from BorgWarner was $0.5 million at December 31, 2021. The $0.5 million accounts receivable from BorgWarner was subsequently collected in 2022.

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

BorgWarner’s Election to Sell Its Ownership in the JV to The Company

On October 25, 2021, BorgWarner elected to exercise a right under the Joint Venture Operating Agreement, dated May 6, 2019 (the “Operating Agreement”), to put its 60% ownership stake in the JV to the Company. See Note 20 - Subsequent Events for further information on our acquisition of the Borg Warner’s ownership share in the JV for a cash payment of $28.6 million, which was completed in February 2022. We are evaluating the accounting treatment of the transaction.

Transactions with Heritage Environmental Services and its related parties

On October 2, 2020, we entered into the Battery Recycling Arrangement with HBR, an affiliate of HES, a related party to an investor in Legacy Romeo and an investor of $25.0 million in the PIPE Shares. Immediately following the Business Combination on December 29, 2020, we contributed $35.0 million to HBR. See Note 9 - Equity Method Investments for additional information relating to our contribution to HBR.

In connection with the Battery Recycling Arrangement, we also agreed to fund up to $10.0 million to purchase ten BEV trucks and the charging infrastructure for a one-year pilot program to determine the feasibility of transitioning HES’s or its affiliates’ fleet of trucks from diesel powered vehicles to BEVs. If such pilot program is successful, the parties would enter into an agreement for the procurement through us of at least 500 BEVs on terms acceptable to HBR, HES and us. The participants in the pilot program have been selected, and the parties have entered into agreements to support the pilot program. Development of batteries for the program is underway, and the pilot program is expected to start in 2022. During the year ended December 31, 2021, we recorded $1.1 million of selling, general and administrative expenses incurred for the pilot program.

Transactions with Michael Patterson and related parties

On April 15, 2021, Michael Patterson ended his employment with Romeo, resigned from all positions he used to hold in the Company, the Board of Directors and the JV’s board of directors, and we entered into a consulting agreement with him for services provided through the end of 2021. On May 5, 2021, we signed a non-binding Memorandum of Understanding with Crane Carrier Company (“CCC”) to explore the terms of a potential commercial relationship in which we would supply batteries to CCC for its electric refuse trucks. CCC was recently acquired by Battle Motors, a company founded by Michael Patterson, and Mr. Patterson is the Chief Executive Officer of both CCC and Battle Motors. As of December 31, 2021, we had a receivable of $1.5 million from Mr. Patterson included in prepaid expenses and other current assets, which was subsequently collected in 2022.

18. COMMITMENTS AND CONTINGENCIES

Litigation

We are subject to certain claims and legal matters that arise in the normal course of business. Management does not expect any such claims and legal actions to have a material adverse effect on our financial position, results of operations or liquidity, except the following:

Chelico Litigation

A police officer was injured in connection with an automobile accident resulting from an allegedly intoxicated Legacy Romeo employee driving following his departure from a 2017 company holiday party that occurred after hours and not on our premises. We terminated the employee’s employment shortly after the incident occurred. This matter resulted in a personal injury lawsuit (Chelico et al. v. Romeo Systems, Inc., et al., Case # 18STCV04589, Los Angeles County), for which we are a named defendant. In July 2020, we settled this matter in principle and agreed to pay a settlement of $6.0 million. Correspondence that we believe constituted a legally enforceable agreement was exchanged on July 22, 2020. Our business and umbrella insurance carriers agreed to cover the cost of damages owed. As a result, we accrued $6.0 million as a legal settlement payable with a corresponding insurance receivable for $6.0 million as of December 31, 2021. Because the plaintiff had not proceeded to finalize the settlement transaction due to a dispute with the City of Los Angeles related to the allocation of the global settlement payment between the plaintiff and the LAPD (unrelated to Romeo), we filed a claim for breach of contract against the plaintiff in Romeo Systems et al. v. Chelico, Case # 21STCV20701. The cases have been deemed related and are now both pending before Hon. Mark Epstein. A trial date for the contract-related claims has been set for October 2022, and trial for the personal injury claims has been set for June 2023. Based upon information presently known to management, we are not currently able to estimate the outcome of this proceeding or a possible range of loss, if any, more than the $6.0 million settlement payable we agreed upon.

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Wage and Hour Litigation

In October 2020, a wage-and-hour class action was filed in Los Angeles Superior Court on behalf of all current and former non-exempt employees in California from October 2016 to present. The allegations include meal and rest period violations and various related claims. The parties mediated on October 7, 2021 and reached a settlement shortly thereafter. The parties are preparing to submit the settlement to the Court for approval. The proposed settlement amount is not material to the Company’s consolidated financial statements.

Cannon Complaint

On February 26, 2021, plaintiff Lady Benjamin PD Cannon f/k/a Ben Cannon filed a complaint (the “Cannon Complaint”) against Romeo and Michael Patterson (“Patterson”) in the Court of Chancery for the State of Delaware. The Cannon Complaint includes claims for declaratory relief (against Romeo and Patterson), non-compliance with Article 9 of the Delaware UCC (against Patterson), conversion (against Romeo and Patterson), and breach of contract (against Romeo). Generally, plaintiff alleges that the transfer to Patterson of a warrant for 1,000,000 shares of Romeo’s Common Stock, which plaintiff pledged as security for a loan, is invalid, that Patterson improperly accepted that warrant in satisfaction of the loan, and that she, not Patterson, holds the right to exercise that warrant and to purchase the equivalent of 1% of Romeo’s Common Stock. The relief sought by plaintiff includes declaratory relief, return of the warrant, specific performance on the warrant, money damages, cost of suit, and attorneys’ fees. On May 4, 2021, Romeo filed a motion to dismiss all claims against it under Delaware Chancery Rule 12(b)(6); on May 17, 2021, plaintiff filed a motion for partial summary judgment; and on June 16, 2021, Romeo and Patterson filed a joint Rule 56(f) motion for discovery.

On September 24, 2021, the Court granted Romeo’s motion to dismiss plaintiff’s claim for conversion against the Company, but otherwise denied Romeo’s motion. The Court also deferred a ruling on plaintiffs’ motion for partial summary judgment and Romeo and Patterson’s Rule 56(f) motion for discovery.

On October 8, 2021, the Court granted the parties’ stipulation pursuant to which plaintiff withdrew her motion for partial summary judgment without prejudice, the parties agreed that plaintiff would file a first amended complaint, and the parties agreed to a schedule for Romeo and Patterson to file Answers to that first amended complaint and a date by when the parties would complete certain discovery. Plaintiff filed her first amended complaint on October 18, 2021, removing her claim for conversion against Romeo and adding a claim against Romeo for alleged violation of 6 Del. C. § 8-404(a) on account of the same allegedly improper transfer of a warrant from plaintiff to Patterson. Romeo and Patterson filed Answers to that amended complaint on October 28, 2021 denying plaintiff’s claims.

The parties are currently engaged in the discovery phase of litigation, and we intend to defend ourselves vigorously against plaintiff’s claims. The outcome of any complex legal proceeding is inherently unpredictable and subject to significant uncertainties. Given the early stage of the litigation and based upon information presently known to management, we are not currently able to estimate the outcome of this proceeding or a possible range of loss, if any.

Nichols and Toner Complaints

On April 16, 2021, plaintiff Travis Nichols filed a class action complaint (the “Nichols Complaint”) against Romeo, in the U.S. District Court for the Southern District of New York. The Nichols Complaint alleges that defendants made false and misleading statements regarding the supply of battery cells, which are components of Romeo’s products, and the Company’s ability to meet customer demand and achieve its revenue forecast for 2021. On May 6, 2021, plaintiff Victor J. Toner filed a

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

second class action complaint (the “Toner Complaint”) against Romeo, in the U.S. District Court for the Southern District of New York. The allegations in the Toner Complaint are substantially similar to the allegations in the Nichols Complaint. The relief sought by both plaintiffs includes money damages, reimbursement of expenses, and equitable relief. On July 15, 2021, the Court consolidated the two pending cases and appointed a lead plaintiff. The lead plaintiff filed his consolidated amended complaint on September 15, 2021. We intend to defend ourselves vigorously against these claims, and on November 5, 2021 we filed a motion to dismiss all claims. Briefing on the motion to dismiss is now complete and all other proceedings in the case are stayed pending resolution of our motion to dismiss. This litigation is at preliminary stages and the outcome of any complex legal proceeding is inherently unpredictable and subject to significant uncertainties. Based upon information presently known to management, we are not currently able to estimate the outcome of this proceeding or a possible range of loss, if any.

Supply Agreement

Effective August 10, 2021, we entered into a long-term supply agreement (the “Supply Agreement”) for the purchase of lithium-ion battery cells with a Tier 1 battery cell and materials manufacturer (“Supplier”). Under the Supply Agreement, Supplier is committed to supplying cells to us, at escalating annual minimums, through June 30, 2028. Supplier’s minimum total supply commitment to us, and our minimum purchase obligation, is for 8 GWh, and Supplier has agreed to use its best effort to allocate additional cells to us through 2023.

To facilitate Supplier’s supply of cells, we paid Supplier a deposit of $1.5 million, which was unused and outstanding at December 31, 2021 and will be applied as an advance for cells purchased in 2022 (the “Deposit”). In addition, we paid a prepayment of $64.7 million (the “Prepayment”), which will be applied as an advance for the cells to be purchased from July 1, 2023 through June 30, 2028.

If the Company breaches its minimum volume commitment during any applicable year or portion thereof, Supplier is entitled to retain, as liquidated damages, the remaining balance of the Deposit or Prepayment for that year, as applicable. If Supplier materially breaches its minimum volume commitment during any applicable year or portion thereof, or in the event of a force majeure, Supplier will be required to return the remaining balance of the Deposit or Prepayment for that year, as applicable.

New Corporate Headquarter Lease

Effective as of October 1, 2021, the Company entered into a Single-Tenant Commercial Lease (the “Lease”), with Warland Investments Company (the “Landlord”) relating to approximately 215,000 square feet of office, assembly, storage, warehouse and distribution space located at 5560 Katella Avenue, Cypress, California 90630 (the “Premises”). The Company intends to use the Premises for its corporate headquarters. On October 29, 2021, the Landlord tendered possession of the Premises to us. The monthly lease payments commenced on January 21, 2022.

Under the terms of the Lease, the Company paid the Landlord an initial base monthly rent of $210,700, or $0.98 per square foot. The monthly base rent will increase annually by approximately three percent of the then-current base rent. The Company is also responsible for its proportional share of operating expenses, real estate tax expenses, insurance charges and maintenance costs, each as defined in the Lease, associated with the ownership, operation, maintenance, and repair of the Premises, subject to certain exclusions provided in the Lease. The term of the Lease is 97 calendar months. The Company may, at its option, extend the term of the Lease for five (5) additional years on the same terms and conditions, except that the base monthly rent shall be adjusted to the “fair rental value” of the Premises.

The Lease contains customary default provisions allowing the Landlord to terminate the Lease if the Company fails to remedy a breach of any of its obligations under the Lease within specified time periods, or upon bankruptcy or insolvency of the Company. The Lease also contains other customary provisions for real property leases of this type.

Unconditional Contractual Obligations

An unconditional contractual obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding (non-cancelable, or cancelable only in certain circumstances). As of December 31, 2021, we met all of the Company’s minimum 2021 annual purchase commitments. We estimate our total unconditional contractual commitments, including inventory purchases, lease minimum payments and other contractual commitments, are $41.7 million for the year

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

ended December 31, 2022, $87.2 million for the year ended December 31, 2023, $197.1 million for the year ended December 31, 2024, $195.6 million for the year ended December 31, 2025, $193.2 million for the year ended December 31, 2026 and $307.6 million thereafter. However, the amount of our purchase commitments subsequent to December 31, 2021 is not fully fixed and is subject to change based on changes in certain raw materials indexes as well the quantities of purchases we actually make. Amounts exclude a $6.0 million legal settlement payable related to an employee liability matter. Our business and umbrella insurance carriers have agreed to cover the cost of damages owed, and we have recorded a $6.0 million insurance receivable to reflect that commitment.

BorgWarner’s Election to Sell Its Ownership in the JV to The Company

On October 25, 2021, BorgWarner elected to exercise a right under the Joint Venture Operating Agreement, dated May 6, 2019 (the “Operating Agreement”), to put its 60% ownership stake in the JV to the Company.

Pursuant to the terms of the Operating Agreement, upon exercise of a party’s put right, the Company and BorgWarner were required to select a nationally recognized valuation firm to determine the market value of the JV as of the date the put is exercised using comparable company, discounted cash flow and other standard valuation methodologies used in such valuations (the “Joint Venture Valuation”). We were required to pay BorgWarner 95% of the market value of its stake based upon the Joint Venture Valuation. The parties were obligated to consummate Romeo’s purchase of BorgWarner’s ownership stake in the Joint Venture within 30 days of the Joint Venture Valuation being determined. Upon acquiring the additional 60% of the BorgWarner JV, Romeo owned 100% interest of the Joint Venture. Romeo subsequently dissolved the JV, effective February 11, 2022, and distributed all of the JV’s assets, including its rights under Romeo’s intellectual property, to Romeo. See Note 20 - Subsequent Events for further information on our acquisition of BorgWarner’s ownership share in the JV for a cash payment of $28.6 million, which was completed in February 2022.

19. CONCENTRATION OF RISK

Customer Concentration and Accounts Receivable

We had certain customers whose revenue individually represented 10% or more of our total revenue, or whose accounts receivable balances individually represented 10% or more of our total accounts receivable, which are presented below.

Revenues from each major customer (including engineering services revenue from the JV) as % of total revenue are summarized in the following table for the year ended December 31, 2021:

Major Customer 1	62%
Major Customer 2	11%
Joint Venture	12%

Total Major Customers	85%

Accounts receivable from each major customer (including the JV) as % of total accounts receivable as of December 31, 2021 are summarized in the following table:

Major Customer 1	48%
Major Customer 2	16%
Joint Venture	1%

Total Major Customers	65%

Supplier Concentration

We rely on third-party suppliers for the provision and development of many of the key components and materials used in our battery modules and packs, such as battery cells, electrical components, electromechanical components, mechanical components and enclosure materials. Some of the components used in our battery modules and packs are purchased by us from single sources. While we believe that we may be able to establish alternative supply relationships and can obtain or engineer

ROMEO POWER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

replacement components for our single-sourced components, we may be unable to do so in the short term (or at all) at prices or quality levels that are favorable to us, which could have a material adverse effect on our business, financial condition, operating results, and future prospects. Furthermore, in certain cases, the establishment of an alternative supply relationship could require us to visit a new supplier’s facilities in order to qualify the supplier and perform supplier quality audits, and, over the past twelve months, our ability to travel and qualify new suppliers has been directly impacted by COVID-19. During the year ended December 31, 2021, six third-party suppliers of key single-sourced components and materials used in our battery modules and packs represented 18% of our total purchases during the period.

We are dependent on the continued supply of battery cells for our products, and we will require substantially more cells to grow our business according to our plans. Currently, the overall supply of battery cells that we utilize in our manufacturing process has been constrained by high market demand when compared to available supply. We currently purchase our cylindrical battery cells from two Tier 1 cylindrical battery cell suppliers, whose cells are qualified for use in EV applications. To date, we have only fully qualified a very limited number of additional suppliers and have limited flexibility in changing battery cell suppliers, though we are actively engaged in activities to qualify additional battery cell suppliers for use in EV applications. During the year ended December 31, 2021, 56% of our total purchases for components of our products were for battery cells, of which 91% of the battery cell purchases were concentrated with two Tier 1 suppliers. We may purchase our battery cells either directly from the cell supplier or through a distributor.

Effective August 10, 2021, we entered into a Supply Agreement for the purchase of lithium-ion battery cells with a Tier 1 battery cell and materials manufacturer. As a result of the Supply Agreement, our concentration of battery cell purchases will shift more predominantly to a single supplier. See Note 18 – Commitments and Contingencies for additional information about the Supply Agreement.

20. SUBSEQUENT EVENTS

Acquisition of BorgWarner’s ownership in the JV

In May 2019, Legacy Romeo and BorgWarner formed the JV. On October 25, 2021, BorgWarner exercised its rights under the JV Agreement to put its ownership interest in the JV to Romeo. Following agreed upon steps related to the put process, Romeo acquired BorgWarner’s 60% ownership interest in the JV pursuant to a Membership Interest Purchase Agreement (the “Purchase Agreement”) on February 4, 2022 for a purchase price of $28.6 million. Upon acquiring the additional 60% of the JV, Romeo owned 100% interest of the Joint Venture. Romeo subsequently dissolved the JV, effective February 11, 2022, and distributed all of the JV’s assets, including its rights under Romeo’s intellectual property, to Romeo. As a result, Romeo has recaptured all of the rights under its intellectual property that it had previously been licensed to the JV under the IP License. Consequently, we now have the right to exploit all of our intellectual property in all fields of use and all geographic markets. Further, by dissolving the JV and terminating the IP License, we also assumed full, unilateral control of our R&D budget and related activities.

Prior to the Purchase Agreement closing date, Romeo accounted for its investment in BorgWarner under the equity method and was not required to consolidate the JV. Romeo accounted for the Purchase Agreement as an asset acquisition, as it was determined that the transaction did not meet the definition of a business under the framework of the authoritative accounting guidance for business combinations. The total consideration transferred will be allocated to the non-monetary assets acquired and liabilities assumed based on their relative fair value. Romeo is currently in the process of evaluating the accounting treatment of the primary assets acquired.

Standby Equity Purchase Agreement

On February 15, 2022, Romeo entered into an agreement referred to as a Standby Equity Purchase Agreement with an affiliate of Yorkville Advisors. See Note 1, under Basis of Presentation for further discussion.

Three Year Extension with an Existing Customer and Leader in Commercial Vehicles

Romeo entered into a three-year extension of an existing supply agreement with one of Romeo’s long- standing customers, effective January 2022. The minimum value of the extended agreement is $17.0 million in total, which increased the total backlog to this customer by approximately $13.0 million over the value existing prior to the extension, with additional upside possible over the same time period.

Exhibit 99.2

ROMEO POWER, INC.

Condensed Consolidated Balance Sheet

As of September 30, 2022 (Unaudited)

(In thousands, except share and per share data)

Assets
Current assets
Cash and cash equivalents	$4,326
Accounts receivable, net of allowance for expected credit loss of $3 (1)	17,574
Inventories, net	46,327
Prepaid inventories	299
Prepaid expenses and other current assets	3,932

Total current assets	72,458
Restricted cash	1,500
Property, plant and equipment, net	12,896
Equity method investments	10,000
Operating lease right-of-use assets	21,987
Finance lease right-of-use assets	4,054
Deferred assets	5,018
Prepayment - long-term supply agreement	64,703
Insurance receivable	6,000
Other noncurrent assets	1,958

Total assets	$200,574

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$14,889
Accrued expenses (1)	13,312
Contract liabilities	521
Operating lease liabilities, current	772
Finance lease liabilities, current	1,189
Short-term debt (1) (Note 12)	10,000
Other current liabilities	641

Total current liabilities	41,324
Private placement warrants	11
Operating lease liabilities, net of current portion	22,340
Finance lease liabilities, net of current portion	2,054
Legal settlement payable	6,000

Total liabilities	71,729

Commitments and contingencies (Note 16)
Stockholders’ equity
Common stock ($0.0001 par value, 250,000,000 shares authorized, 186,080,462 shares issued and outstanding	19
Additional paid-in capital	505,331
Accumulated other comprehensive loss	—
Accumulated deficit	(376,505)

Total stockholders’ equity	128,845

Total liabilities and stockholders’ equity	$200,574

(1)

Balances included amounts related to Nikola Corporation, Inc. (“Nikola”), a major customer which acquired our Company on October 14, 2022 (See Note 17 Subsequent Events for further information). As of September 30, 2022, such amounts were $16.8 million in accounts receivable, $10.0 million in short-term debt principle and $0.1 million in accrued interest.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ROMEO POWER, INC.

Condensed Consolidated Statement of Operations and Comprehensive Loss

For The Nine Months Ended September 30, 2022 (Unaudited)

(In thousands, except share and per share data)

Revenues:
Product revenues	$38,744
Service revenues	288

Total revenues (1) (2)	39,032

Cost of revenues:
Product cost	81,720
Service cost	232

Total cost of revenues	81,952

Gross loss	(42,920)
Operating expenses:
Research and development	18,504
Selling, general and administrative	61,077
Long-lived assets impairment charge	22,300
Acquisition of in-process research and development	35,402

Total operating expenses	137,283

Operating loss	(180,203)
Interest expense	(178)
Change in fair value of private placement warrants	1,515
Equity method investment impairment charge	(25,000)
Investment loss, net	(825)
Other expense	(7)

Loss before income taxes and loss in equity method investments	(204,698)
Loss in equity method investments	(271)
Provision for income taxes	—

Net loss	(204,969)

Other comprehensive income
Available-for-sale debt investments:
Change in net unrealized losses, net of income taxes	(734)
Net losses reclassified to earnings, net of income taxes	1,100

Total other comprehensive income, net of income taxes	366

Comprehensive loss	$(204,603)

Net loss per share
Basic	$(1.28)
Diluted	$(1.28)
Weighted average number of shares outstanding
Basic	160,643,218
Diluted	160,643,218

(1)	Total revenues included related party revenues of $0.2 million for the nine months ended September 30, 2022. See Note 15 – Transactions with Related Parties.
(2)

Total revenues included revenues from Nikola, a major customer which acquired our Company on October 14, 2022 (See Note 17 Subsequent Events for further information). Revenues from Nikola were $34.6 million for the nine months ended September 30, 2022.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ROMEO POWER, INC.

Condensed Consolidated Quarterly Statement of Changes in Stockholders’ Equity

For The Nine Months Ended September 30, 2022 (Unaudited)

(In thousands, except share data)

	Common Stock		APIC	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount
Balance—December 31, 2021	134,458,439	$13	$451,040	$(366)	$(171,536)	$279,151
Issuance of common stock	417,543	—	7	—	—	7
Issuance of common stock under SEPA agreement, net of stock purchase discount (Note 1)	16,683,308	2	24,998	—	—	25,000
Issuance of common stock under ATM agreement, net of costs (Note 1)	34,521,172	4	23,822	—	—	23,826
Settlement on restricted stock tax withholding	—	—	(1)	—	—	(1)
Stock based compensation	—	—	5,465	—	—	5,465
Other comprehensive income	—	—	—	366	—	366
Net loss	—	—	—	—	(204,969)	(204,969)

Balance—September 30, 2022	186,080,462	$19	$505,331	$—	$(376,505)	$128,845

The accompanying notes are an integral part of these condensed consolidated financial statements.

ROMEO POWER, INC.

Condensed Consolidated Statement of Cash Flows

For The Nine Months Ended September 30, 2022 (Unaudited)

(In thousands)

Cash flows from operating activities:
Net loss	$(204,969)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,740
Amortization of investment premium paid	233
Allowance for expected credit loss	3
Loss on sale of available-for-sale investments	1,270
Stock-based compensation	5,465
Inventory provision	5,693
Change in fair value of private placement warrants	(1,515)
Acquisition of in-process research and development (Note 1)	35,402
Long-lived assets impairment charge	22,300
Equity method investment impairment charge	25,000
Loss in equity method investments	271
Non-cash lease expense - operating leases	1,182
Non-cash lease expense - finance leases	526
Changes in operating assets and liabilities:
Accounts receivable	(9,508)
Inventories	(14,895)
Prepaid inventories	2,703
Prepaid and other current assets	1,347
Accounts payable	4,002
Accrued expenses	5,704
Contract liabilities	137
Operating lease liabilities	(416)
Other, net	2,020

Net cash used in operating activities	(115,305)

Cash flows from investing activities:
Proceeds from maturities of investments	1,483
Proceeds from sales of investments	94,689
Asset acquisition, net of cash acquired (Note 15)	(34,035)
Capital expenditures	(24,687)

Net cash provided by (used in) investing activities	37,450

(Continued)

ROMEO POWER, INC.

Condensed Consolidated Statement of Cash Flows

For The Nine Months Ended September 30, 2022 (Unaudited)

(In thousands)

Cash flows from financing activities:
Proceeds from short-term borrowings (1) (Note 12)	10,000
Issuance of common stock under the SEPA, net of stock purchase discount (Note 1)	25,000
Issuance of common stock under the ATM, net of costs (Note 1)	23,826
Exercise of stock options	7
Settlement on restricted stock withholding	(1)
Principal portion of finance lease liabilities	(789)

Net cash provided by financing activities	58,043

Net change in cash, cash equivalents and restricted cash	$(19,812)
Cash, cash equivalents and restricted cash, beginning of period	25,638

Cash, cash equivalents and restricted cash, end of period	$5,826

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheet:
Cash and cash equivalents	$4,326
Restricted cash	1,500

Total cash, cash equivalents and restricted cash	$5,826

Supplemental cash flow information:
Cash paid for interest	$5

Cash paid for income taxes	$—

Supplemental disclosure of non-cash investing and financing activities:
Purchases of property, plant and equipment in accounts payable and accrued expenses at the end of period	$1,121

Finance lease right-of-use assets obtained in exchange of finance lease liabilities	$528

Write off of equity method investment in the BorgWarner JV (Note 1)	$1,058

(Concluded)

(1)	The proceeds were borrowed from Nikola Corporate, Inc., a major customer which acquired our Company on October 14, 2022 (See Note 17 Subsequent Events for further information).

The accompanying notes are an integral part of these condensed consolidated financial statements.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Romeo Power, Inc. designs, engineers, and manufactures lithium-ion cylindrical battery packs for EVs and energy storage solutions, with a focus on battery innovation, functionality, energy density, safety, and performance. We are headquartered in Cypress, California.

Unless the context otherwise requires, “Romeo,” the “Company,” “we,” “us,” or “our” refers to the combined company and its subsidiaries following the Business Combination and “Legacy Romeo” refers to Romeo Systems, Inc. (“Romeo Systems”).

Nikola, a major customer of Romeo, entered into an Agreement and Plan of Merger and Reorganization dated July 30, 2022 (the “Merger Agreement”) with Romeo and J Purchaser Corp (“Purchaser”), a wholly-owned subsidiary of Nikola. On October 14, 2022, Nikola completed the acquisition of Romeo. See Note 17 - Subsequent Events for further information.

Acquisition of BorgWarner’s Ownership in the BorgWarner Romeo Power LLC

In May 2019, Legacy Romeo and BorgWarner formed BorgWarner Romeo Power LLC (“the JV” or “BorgWarner JV”). On October 25, 2021, BorgWarner exercised its rights under the JV Agreement to put its ownership interest in the JV to Romeo. Following agreed upon steps related to the put process, Romeo acquired BorgWarner’s 60% ownership interest in the JV pursuant to a Membership Interest Purchase Agreement (the “Purchase Agreement”) on February 4, 2022 (the “Purchase Agreement Closing Date”). Upon acquiring the additional 60% of the JV, Romeo owned 100% interest of the JV. Romeo subsequently dissolved the JV, effective February 11, 2022, and distributed all of the JV’s assets, including its rights under Romeo’s intellectual property, to Romeo. As a result, Romeo has recaptured all of the rights under its intellectual property that it had previously been licensed to the JV under the Intellectual Property License Agreement (the “IP License”). Consequently, we now have the right to exploit all of our intellectual property in all fields of use and all geographic markets. Further, by dissolving the JV and terminating the IP License, we also assumed full, unilateral control of our R&D budget and related activities.

The Company accounted for the Purchase Agreement as an asset acquisition, as it was determined that the acquired JV did not meet the definition of a business under Accounting Standards Codification (ASC) 805, Business Combinations. The total consideration transferred has been allocated to the non-monetary assets acquired and liabilities assumed based on their relative fair value.

As of December 31, 2021, the carrying value of the non-marketable equity investment was $1.3 million, representing the Company’s contributions to the JV offset by the Company’s share of equity method investee losses, and was presented as equity method investments on the condensed consolidated balance sheet. For the quarter ended March 31, 2022, the JV had no revenue and recorded a net loss of $0.7 million up to the time of the acquisition which was February 4, 2022. The Company reflected its 40% share of the JV’s losses as loss in equity method investments in the condensed consolidated statements of operations through the Purchase Agreement Closing Date.

Prior to the Purchase Agreement Closing Date, the unconsolidated balance sheet of the JV had total assets of $3.0 million, total liabilities of $0.3 million and total equity of $2.7 million.

The following table presents the components of the consideration transferred at the Purchase Agreement Closing Date (in thousands):

Description	Purchase Consideration
Cash transferred	$28,614
Carrying amount of the Company’s equity method investment in the JV	1,057
Transaction costs	8,446

Total	$38,117

The primary asset acquired in the Purchase Agreement constitutes an in-process research and development asset (“IPR&D”). Due to the nature of the other assets acquired and liabilities assumed, the difference between the fair value of the consideration transferred and the fair value of the tangible net assets acquired, the remaining cost was allocated solely to the IPR&D. The Company recorded a charge of $35.4 million to acquired in-process research and development expense in the condensed consolidated statements of operations at the Purchase Agreement Closing Date because the Company determined that the IPR&D asset had no alternative future use that is distinct and different from the Company’s existing research and development.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table presents the components of the purchase allocation (in thousands):

Description	Amount
Total consideration transferred	$38,117
Cash received	(3,025)
Liabilities assumed	310

Acquired IPR&D	$35,402

The Company has elected the accounting policy to present the cash payments for IPR&D assets acquired in an asset acquisition that have no alternative use as investing activities in our condensed consolidated statements of cash flows for the nine months ended September 30, 2022.

Basis of Presentation

The accompanying financial statements include the results of Romeo Power, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated and the effect of variable interest entities have been considered in the consolidation.

As of September 30, 2022, we had cash and cash equivalents of $4.3 million. We have recurring losses, which have resulted in an accumulated deficit of $376.5 million as of September 30, 2022.

As further described under Note 17 – Subsequent Events, on October 14, 2022, Nikola completed the acquisition of Romeo. Concurrently with the execution of the Merger Agreement on July 30, 2022, Romeo and Romeo Systems (the “Borrowers”) entered into a Loan and Security Agreement (the “Loan Agreement”) with Nikola as the lender (the “Lender”). The Loan Agreement provides for a liquidity support in the form of a senior secured debt facility (the “Facility”) in an aggregate principal amount of up to $30.0 million. For further information on the Loan Agreement, see Note 12 - Short-Term Debt. As of September 30, 2022, we had $10.0 million borrowings outstanding and $0.1 million of accrued interest under the Loan Agreement.

After October 14, 2022, Nikola has been providing liquidity support to the Company. Management has concluded as of the date of this filing that other alternatives sufficient in amount and timing to fund our ongoing operating losses and cash flow needs are not available. In consideration of these factors, and as a result of continuing anticipated operating cash outflows, capital expenditures, and costs to support future growth, we believe that substantial doubt exists regarding our ability to continue as a going concern on a standalone basis for 12 months from the date of the issuance of our financial statements. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

On February 15, 2022, we entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”), which is an affiliate of Yorkville Advisors. Under terms of the SEPA, we have the right, but not the obligation, to sell up to $350.0 million of common equity to an affiliate of Yorkville Advisors, subject to certain limitations, at the time of our choosing during the two-year term of the agreement. The agreement requires a $1.00 minimum price per share of the Company’s Common Stock for sales under the SEPA to occur, which requirement was not met as of September 30, 2022. During the nine months ended September 30, 2022, we issued 16.7 million shares of Common Stock to Yorkville for cash proceeds of $25.0 million, all of which occurred in the first quarter of 2022, with a portion of the shares issued as non-cash stock purchase discount under the SEPA.

On May 12, 2022, we entered into a Sales Agreement with Cowen and Company, LLC (“Cowen”), with respect to an at-the-market offering program under which the Company may offer and sell, from time to time at its sole discretion, shares of its Common Stock, having an aggregate offering price of up to $200,000,000 (the “ATM”) through Cowen as its sales agent. During the nine months ended September 30, 2022, we issued 34.5 million shares of Common Stock to Cowen for cash proceeds of $23.8 million, net of costs, under the ATM.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Unaudited Interim Financial Information

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The condensed consolidated financial statements presented herein have not been audited by an independent registered public accounting firm, but include all material adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of our financial position, results of operations and cash flows for the period. These results are not necessarily indicative of results for any other interim period or for the full fiscal year.

The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 1, 2022 (the “2021 Form 10-K”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions for the reporting periods covered by the financial statements. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. Actual amounts could differ from these estimates. The condensed consolidated financial statements have been prepared under the assumption that Romeo will continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In addition to the significant accounting policies disclosed in Note 2 of the notes to consolidated financial statements in Part II, Item 8 of the 2021 Form 10-K, the Company has the following significant accounting policies.

Impairment of Long-Lived Assets—We review the carrying value of our long-lived assets, including property, plant and equipment (“PP&E”) and lease right-of-use (“ROU”) assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We measure recoverability by comparing the carrying amount to the future undiscounted cash flows that the asset or asset group is expected to generate, and consider other factors regarding the Company’s future performance including revenue growth, sales backlog, commercial market size and market share, production capabilities and historical equity market capitalization of the Company. If the asset or asset group is not recoverable, its carrying amount would be adjusted down to its fair value. As of September 30, 2022, the Company identified an indicator of impairment of the long-lived assets. As a result, we evaluated certain of our long-lived assets for impairment and recognized an impairment loss of $22.3 million on the accompanying condensed consolidated statement of operations and comprehensive loss for the nine months ended September 30, 2022. See Note 10 - Fair Value for further information.

Equity Method Investment—We apply the equity method of accounting for investments in which we have significant influence but not a controlling interest. During the three months ended September 30, 2022, we recorded an impairment charge of $25.0 million resulting from a decline in value below the carrying amount of our equity method investment which we determined was other than temporary in nature. As of September 30, 2022, our equity method investment was $10.0 million. See Note 5 - Equity Method Investment for further information.

Derivative Accounting for the SEPA—We issued 16.7 million shares of Common Stock to Yorkville for cash proceeds of $25.0 million with a portion of the shares issued as non-cash stock purchase discount under the SEPA during the three months ended March 31, 2022. The Company has the right, but not the obligation, to sell up to $350 million of Common Stock to Yorkville, subject to certain limitations, at the time of our choosing during the two-year term of the agreement. The Company determined that SEPA represents a derivative financial instrument under ASC 815, Derivatives and Hedging, which should be recorded at fair value at inception and each reporting date thereafter. The financial instrument was classified as a derivative asset with a fair value of zero at the inception of the SEPA and as of September 30, 2022.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Recently Adopted Accounting Pronouncements

In October 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. Under ASU 2021-08, an acquirer must recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The guidance is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. We early adopted ASU 2021-08 on a prospective basis effective January 1, 2022 and the adoption of the new guidance did not have a material impact on our condensed consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06 , Debt - Debt with Conversion and Other Options ( Subtopic 470-20 ) and Derivatives and Hedging - Contracts in an Entity’s Own Equity ( Subtopic 815-40 ): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible debt and convertible preferred stock by removing the requirements to separately present certain conversion features in equity. In addition, the amendment also simplifies the guidance in ASC Subtopic 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity, by removing certain criteria that must be satisfied in order to classify a contract as equity, which is expected to decrease the number of freestanding instruments and embedded derivatives accounted for as assets or liabilities. Finally, the amendment revises the guidance on calculating earnings per share, requiring use of the if-converted method for all convertible instruments and rescinding an entity’s ability to rebut the presumption. ASU 2020-06 may be adopted through either a modified retrospective method of transition or a fully retrospective method of transition. We adopted ASC 2020-06 effective January 1, 2022 and the adoption of the new guidance did not have a material impact on our condensed consolidated financial statements and related disclosures.

Other recently issued accounting updates are either not expected to have a material impact or are not relevant to our condensed consolidated financial statements.

3.	REVENUES

Contract Liabilities

Contract liabilities in the accompanying condensed consolidated balance sheets relate to payments received in advance of satisfying performance obligations under our contracts and are realized when the associated revenue is recognized under the contracts. During the nine months ended September 30, 2022, changes in contract liabilities were as follows (in thousands):

Nine Months Ended September 30, 2022
Beginning balance	$384
Revenues recognized	(256)
Increase due to billings	393

Ending balance	$521

Contract liabilities are earned as services and prototypes are transferred to the customer. The remaining contract liability balance as of September 30, 2022 is expected to be earned and recognized as revenue within the next 12 months.

Disaggregation of Revenues

We earn revenue through the sale of products and services. Product and service lines are the disaggregation of revenues primarily used by management, as this disaggregation allows for the evaluation of market trends, and certain product lines and services vary in recurring versus non-recurring nature. We do not have any material sales outside of North America.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table disaggregates revenues by when control is transferred for the nine months ended September 30, 2022 (in thousands):

Point in time	$38,744
Over time	288

Total	$39,032

4.	INVENTORIES, NET

As of September 30, 2022, inventory consisted of the following (in thousands):

Raw materials	$38,797
Work-in-process	3,390
Finished goods	4,140

Total inventories	$46,327

We provide inventory write downs for slow-moving and obsolete inventory items when the net realizable value of inventory items is less than their carrying value. The Company then evaluates the carrying value of the remaining raw materials inventories based on the market resale value assumption using recent purchase information, supplier quotes or reputable third-party sources for market price. Work in progress is valued at an estimate of cost, including attributable direct labor and overhead, based on stage of completion. During the nine months ended September 30, 2022, we recorded $5.7 million inventory provision in cost of revenues.

5.	EQUITY METHOD INVESTMENTS

BorgWarner Romeo Power LLC

Legacy Romeo and BorgWarner formed the JV on June 28, 2019. Legacy Romeo and BorgWarner received a 40% interest and 60% interest in the JV, respectively. Subsequently, Legacy Romeo and BorgWarner agreed to contribute an additional $10.0 million in total to the Joint Venture which represented funding for 2021 capital needs. In January 2021, we invested $4.0 million in the JV, which represented our pro rata share of the agreed upon funding. During the nine months ended September 30, 2022, we recorded our share of the net loss of the JV as “Loss in equity method investments” in our condensed consolidated statements of operations and comprehensive (loss) income. For information on our transactions with the JV, see Note 15 - Transactions with Related Parties. On October 25, 2021, BorgWarner elected to exercise a right under the Joint Venture Operating Agreement, dated May 6, 2019 (the “Operating Agreement”), to put its 60% ownership stake in the JV to the Company. For further information on our acquisition of the BorgWarner’s ownership share in the JV, see Note 1.

Heritage Battery Recycling, LLC

On October 2, 2020, we entered into a Battery Recycling Agreement (the “Battery Recycling Arrangement”) with Heritage Battery Recycling, LLC (“HBR”), an affiliate of Heritage Environmental Services, Inc. (“HES”). Under the Battery Recycling Arrangement, HBR has agreed to design, build and operate a system for redeploying, recycling or disposing of lithium-ion batteries (the “System”) to be located at HES’s facility in Arizona. Immediately following the Business Combination on December 29, 2020, we contributed $35.0 million to HBR, a related party to an investor in Legacy Romeo and an investor of $25.0 million in the private placement of shares of Common Stock (the “PIPE Shares”) that were sold in connection with the Business Combination. While the arrangement is in effect, it establishes a strategic arrangement with HES for the collection of our battery packs for recycling, and it gives our customers priority at the recycling facility. We also have agreed to fund, in principal, up to $10.0 million for a pilot program that, if successful, could lead to the purchase of commercial vehicles containing Romeo batteries by HBR’s affiliate. The terms of the pilot program have not yet been finalized and reflected in an executed agreement.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of September 30, 2022, HBR had not yet begun construction of the battery recycling facility or begun operation of the System. Therefore, during the nine months ended September 30, 2022, there were no profits or losses from our equity method investment to be recognized in our condensed consolidated statement of operations and comprehensive loss.

During the nine months ended September 30, 2022, we recorded an impairment charge of $25.0 million resulting from a decline in value below the carrying amount of this equity method investment which we determined was other than temporary in nature. As of September 30, 2022, we had an equity method investment of $10.0 million.

6.	PUBLIC AND PRIVATE PLACEMENT WARRANTS

In February 2019, in connection with the RMG initial public offering (the “RMG IPO”), RMG issued 7,666,648 warrants (the “Public Warrants”) to purchase shares of Common Stock at $11.50 per share. Simultaneously with the consummation of the RMG IPO, RMG issued 4,600,000 warrants (the “Private Placement Warrants” and, together with the Public Warrants, the “Public and Private Placement Warrants”) to purchase shares of Common Stock at $11.50 per share, to RMG Sponsor, LLC (the “Sponsor”), certain funds and accounts managed by subsidiaries of BlackRock, Inc., and certain funds and accounts managed by Alta Fundamental Advisers LLC. On April 5, 2021, 7,223,683 Public Warrants were redeemed at the redemption price of $0.01 per Public Warrant. The Company paid Public Warrant holders a total of $72,237 in connection with the redemption.

The Public and Private Placement warrants are recorded as liabilities in our condensed consolidated balance sheets. As of each of September 30, 2022, we had 3,178,202 Private Placement Warrants and no Public Warrants outstanding.

7.	STOCK-BASED COMPENSATION

2020 Stock Plan

On December 29, 2020, our stockholders approved the Romeo Power, Inc. 2020 Long-Term Incentive Plan (the “2020 Plan”). The purpose of the 2020 Plan is to attract, retain, incentivize and reward top talent through stock ownership, to improve operating and financial performance and strengthen the mutuality of interest between eligible award recipients and stockholders.

The 2020 Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock awards, restricted stock unit awards (“RSU”s), stock appreciation rights, dividend equivalent rights, and performance-based stock unit awards (“PSU”s) (collectively, “stock awards”) and cash awards. Incentive stock options may be granted only to our employees, including officers, and the employees of our subsidiaries. All other stock awards and cash awards may be granted to our employees, officers, non-employee directors, and consultants and the employees and consultants of our subsidiaries and affiliates.

The aggregate number of shares of our Common Stock that may be issued pursuant to stock awards under the 2020 Plan will not exceed the sum of (x) 15,000,000 shares, plus (y) 11,290,900, the number of shares subject to outstanding awards under the 2016 Plan on the date of the Business Combination.

During nine months ended September 30, 2022, we issued RSUs and PSUs under the 2020 Plan, as described further in the section titled “Restricted Stock Units and Performance-related Stock Units” below. As of September 30, 2022, there were 9,273,442 shares remaining available for issuance under the 2020 Stock Plan.

On October 14, 2022, Nikola completed the acquisition of Romeo, at which each Romeo RSU and Romeo PSU that was outstanding and had not been settled immediately prior to the effective time under the applicable Romeo Plan was converted into and became an RSU or PSU that settles for shares of Nikola Common Stock, each as adjusted by the Exchange Ratio of 0.1186. Each outstanding option to purchase Romeo Common Stock was cancelled without consideration. See Note 17 Subsequent Events for further information.

Time-based Option awards

During the nine months ended September 30, 2022, we did not grant any stock options to employees and our employees exercised stock options totaling 4,396 shares for total proceeds of $7 thousand.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table summarizes our time-based stock option activity (dollars in thousands, except weighted average exercise prices):

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding Options, December 31, 2021	3,410,387	$4.13	4.7	$2,496
Exercised	(4,396)	1.56		8
Forfeited	(162,838)	4.66		—
Expired	(323,868)	3.94		—

Outstanding Options, September 30, 2022	2,919,285	$4.12	1.54	$—

Exercisable and vested, September 30, 2022	2,916,052	$4.12	1.53	$—

Restricted Stock Units and Performance-related Stock Units

During nine months ended September 30, 2022, we granted 9,117,821 RSUs and PSUs to our employees and directors. The RSUs granted to our employees are generally eligible to vest over three years from the commencement date, subject to continued employment on each vesting date. Primarily, one third of these shares vest on the one-year anniversary of the vesting commencement date and the remaining shares vest equally over eight quarters thereafter. On June 30, 2022, our directors were granted an aggregate of 820,862. Our directors elected to defer settlement of such RSUs until the earlier of the separation of their service on the Board of Directors or a certain future date. The 820,862 RSUs were included in the outstanding RSUs as of September 30, 2022.

The PSUs vest after three years from the commencement date based on the achievement of the either certain predetermined performance goals or market goals, and are payable in cash or shares of our Common Stock, at our election. The market based goal is measured by the 100-trading-day average stock closing price at the end of the 2021 to 2023 performance period, and total stockholder’ return (“TSR”) of the Company relative to the TSRs of a selected public company peer group at the end of the 2022 to 2024 performance period. The performance-based goal is measured by the achievement of certain internal operations results for the first fiscal year of the respective three-year performance period commencing when the PSUs are granted. The performance-based measurements for the 2021 to 2023 performance period include backlog targets and percentage reductions in bill-of-material costs per Kilowatt-Hour for the fiscal year ended December 31, 2021. The performance-based measurements for the 2022 to 2024 performance period include revenue targets and percentage of first-pass manufacturing yield of certain battery modules we manufacture for the fiscal year ending December 31, 2022. The actual number of shares to be issued for the PSUs will be the higher of the market-based vesting percentage or the performance-based vesting percentage, subject to a market-based limitation, and can range from 0% to 200% of the target number of shares set at the time of grant. For the period ended on December 31, 2021, the market-based valuation exceeded the performance based results. Stock-based compensation expense for the PSUs is recognized on a straight-line basis over the service period based upon the value determined using the Monte Carlo valuation method for the market goal plus an incremental value, if any, determined by expected achievement of the performance-based goals. The Monte Carlo valuation method incorporates stock price correlation and other variables over the time horizons matching the performance periods. For the performance goals measured by revenue targets and percentage of first-pass manufacturing yield of certain battery modules, management will review and assess the achievement of the performance-based goals quarterly through the performance assessment period ending December 31, 2022.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The grant date fair value of the PSUs granted on February 18, 2022 and on July 26, 2022 derived from the Monte Carlo simulation was based, in part, on the following assumptions:

Fair Value Assumptions:
Grant date stock price	$2.05
Risk-free interest rate	1.67%
Simulation term (in years)	3.0
Expected volatility	63.1%
Dividend yield	0%
Grant date fair value per share	$3.27

The following table summarizes our RSU and PSU activity during the nine months ended September 30, 2022 (dollars in thousands, except weighted average fair values):

	Shares	Weighted Average Fair Value
Outstanding at December 31, 2021	3,824,397	$6.64
Granted	9,117,821	$2.08
Released	(414,262)	$7.37
Forfeited	(3,734,046)	$4.80

Outstanding at September 30, 2022	8,793,910 (1)	$2.66

(1)

Includes 820,862 shares of Common Stock subject to vested RSUs, the recipients of which elected to defer the settlement of such RSUs under our RSU deferral program for our board members who selected such deferral.

The fair value of all RSUs and PSUs granted during the nine months ended September 30, 2022 was $19.0 million.

Stock-based compensation expense

During the nine months ended September 30, 2022, we recognized a total of $5.5 million of SBC expense related to the vesting of stock options, RSUs and PSUs. The SBC expense for the nine months ended September 30, 2022 reflects a $2.7 million reversal of previously recognized SBC expense for unvested PSUs and RSUs forfeited due to terminations of employment.

The following table summarizes our SBC expense by line item in the condensed consolidated statements of operations and comprehensive loss (in thousands):

Cost of revenues	$756
Research and development	722	(2)
Selling, general, and administrative	3,987	(1)

Total	$5,465	(1), (2)

(1)	Amount includes $2.7 million of PSU and RSU forfeitures primarily related to two terminated executive officers.
(2)	Amount includes $1.4 million of PSU and RSU forfeitures primarily related to one terminated executive officer.

The following table summarizes our SBC expense by award type for the nine months ended September 30, 2022 (in thousands):

Options	$136
Restricted awards (RSUs and PSUs)	5,329	(1),(2)

Total	$5,465	(1),(2)

(1)	Amount includes $2.7 million of PSU and RSU forfeitures primarily related to two terminated executive officers.
(2)	Amount includes $1.4 million of PSU and RSU forfeitures primarily related to one terminated executive officer.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of September 30, 2022, the unrecognized SBC expense and the weighted average period over which this SBC expense is expected to be recognized is summarized as follows (dollar in thousands):

	September 30, 2022	Weighted Average Recognition Period
Options	$19	0.81
Restricted awards (RSUs and PSUs)	17,514	2.06

Total	$17,533

8.	INCOME TAXES

Our income tax provision consists of federal and state income taxes. The tax provisions for the nine months ended September 30, 2022 were computed by applying the Company’s estimated annual effective tax rates to the year-to-date pre-tax income for the nine months ended September 30, 2022 and adjusting for discrete tax items recorded in the period. The Company’s overall effective tax rate of zero percent is different than the federal statutory tax rate because the Company has established a full valuation allowance against its net deferred income tax assets. As of September 30, 2022, the Company continued to record a full valuation allowance against the deferred tax asset balance as realization was uncertain.

9.	INVESTMENTS

Available-for-sale debt investments

Over the course of June 2022, we sold all of our remaining available-for-sale debt investments. We had no available-for-sale debt investment holdings at September 30, 2022.

The following table presents the gross realized gains and gross realized losses related to available-for-sale debt investments for the nine months ended September 30, 2022 (in thousands):

Gross realized gains	$108
Gross realized losses	(1,378)

Gross realized loss, net	$(1,270)

10.	FAIR VALUE

Fair Value of Financial Instruments — The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and establishes the disclosure requirements regarding fair value measurements. Fair value is defined as the price that would be received in the sale of an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2 Inputs—Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 Inputs—Unobservable inputs reflecting our assessment of assumptions that market participants would use in pricing the asset or liability. We develop these inputs based on the best information available.

The Private Placement Warrants are measured at fair value on a recurring basis. The fair value of the Private Placement Warrants is established using Level 2 inputs and determined using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs such as the fair value of our Common Stock, the risk-free interest rate, expected term, expected dividend yield and expected volatility. The fair value of our Common Stock is considered a Level 1 input as our Common Stock is freely traded on the NYSE. The risk-free interest rate assumption is determined by using the U.S. Treasury rates of the same period as the expected term of the Private Placement Warrants, which is 3.25 years. The dividend yield assumption is based on the dividends expected to be paid over the expected life of the warrant. Our volatility is derived from several publicly traded peer companies.

As of September 30, 2022, assets and liabilities measured at fair value on a recurring basis were as follows (in thousands):

	September 30, 2022
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Liabilities:
Private Placement Warrants	$11	$—	$11	$—

Total	$11	$—	$11	$—

The key assumptions used to determine the fair value of the Private Placement Warrants as of September 30, 2022 using the Black-Scholes model were as follows:

Fair Value Assumptions
Risk-free interest rate	4.25%
Expected term (in years)	3.25
Expected volatility	73%
Dividend yield	—
Fair value of common stock	$0.40

Fair Value of Long-Lived Assets — As part of our non-financial assets, our long-lived assets are reported at their carrying values and are not subject to recurring fair value measurements. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and recognize an impairment loss to reduce the asset’s carrying value to its fair value in accordance with ASC 360, Property Plant and Equipment.

On September 30, 2022, we evaluated certain of our long-lived assets and recognized an impairment charge of $22.3 million on the accompanying condensed consolidated statement of operations and comprehensive loss for the nine months ended September 30, 2022. The fair value of the impaired long-lived assets were determined using the cost and market approach, using our best estimates of the amount and timing of future discounted cash flows, based on historical experience, market conditions, current trends and performance expectations (Level 3 inputs). The following table presents the carrying value of the long-lived assets we remeasured, the fair value of these assets as of September 30, 2022 on a non-recurring basis and the total impairment recorded in the nine months ended September 30, 2022 as a result of the remeasurement process (in thousands):

Long-lived Asset	Carrying Value	Fair Value	Impairment
Property, plant and equipment, net	$35,196	$12,896	$22,300

Equity Method Investments — Our equity method investments are reported at their carrying values and are not subject to recurring fair value measurements. We review our equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and the loss of value may be other than temporary in nature pursuant to ASC 323, Investments - Equity Method and Joint Ventures.

The fair value of our equity method investment was estimated using a discounted cash flow model (a form of the income approach). The Company’s assumptions in estimating fair value utilize Level 3 inputs and include, but are not limited to, projected revenue, gross margins, EBITDA margins, the weighted average costs of capital, and terminal growth rates. We determined the fair value of our equity method investment was below the carrying value and had no expectation the fair value would recover in the short-term due to the current economic environment. As a result, management concluded the impairment was other-than-temporary at September 30, 2022. Based on the above valuation, we recognized an impairment charge of $25.0 million resulting from a decline in fair value below the carrying amount of our equity method investment, which we determined was other than temporary in nature.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11.	ACCRUED EXPENSES

As of September 30, 2022, accrued expenses consisted of the following (in thousands):

Accrued professional service fees	$4,369
Accrued payroll expenses	2,482
Accrued inventory	3,811
Accrued warranty expenses	1,601
Other accrued expenses	1,049

Total accrued expenses	$13,312

12.	Short-Term Debt

On July 30, 2022, we entered into a merger agreement with Nikola (the “Merger Agreement”). Concurrently with the execution of the Merger Agreement, we (the “Borrower”) entered into a loan agreement (the “Loan Agreement”) with Nikola (the “Lender”). The Loan Agreement provides for a liquidity support in the form of the Facility in an aggregate principal amount of up to $30.0 million. The Facility also provides for certain incremental increases of up to $20.0 million, which may become available for drawing to cover the shortfall (if any) of actual increased liquidity of our Company, as compared to targeted increased liquidity of $20.0 million, for battery packs to be purchased by the Lender under an agreed to temporary and non-refundable price increase, and subject to certain terms and conditions set forth in the Loan Agreement. Loans under the Facility may be made until the earlier of (a) six months from the date of the execution and delivery of the Merger Agreement and the Loan Agreement and (b) the date of the termination of the Merger Agreement. All amounts outstanding under the Facility will be due upon the earlier of (a) the date that is the six-month anniversary of the termination of the Merger Agreement and (b) June 30, 2023, which is the six month anniversary of the End Date as defined in the Merger Agreement, subject to acceleration upon the occurrence of certain events set forth in the Facility Loan Agreement. Interest will be payable on borrowings under the Facility at daily SOFR plus 8.00%.

Romeo’s obligations under the Loan Agreement are secured by substantially all personal property assets of Romeo and Romeo Systems, subject to certain customary exclusions.

During the three months ended September 30, 2022, we borrowed $10.0 million under the Loan Agreement and recognized $0.1 million of interest for the short-term borrowings. As of September 30, 2022, we had $10.0 million of short-term borrowings outstanding under the Loan Agreement and $0.1 million of accrued interest related to the short-term borrowings.

On October 14, 2022, Nikola completed the acquisition of Romeo. See Note 17 - Subsequent Events for further information.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13.	NET LOSS PER SHARE

The basic and diluted net loss per share is computed by dividing our net loss by the weighted average shares outstanding during the period. The calculation of basic and diluted net loss per share for the nine months ended September 30, 2022 is presented below (in thousands, except share and per share data):

Net loss	$(204,969)

Weighted average common shares outstanding – basic	160,643,218
Dilutive effect of potentially issuable shares	—

Weighted average common shares outstanding – diluted	160,643,218

Basic net loss per share	$(1.28)
Diluted net loss per share	$(1.28)

Potentially dilutive shares that were considered in the determination of diluted net loss per share include stock options and warrants to purchase our Common Stock as well as RSUs and PSUs. Antidilutive shares excluded from the calculation of diluted net loss per share were 15,651,341 for the nine months ended September 30, 2022. As the inclusion of common stock share equivalents in the calculation of diluted loss per share would be anti-dilutive for the nine months ended September 30, 2022, diluted net loss per share was the same as basic net loss per share.

14.	CONCENTRATION OF RISK

Customer Concentration and Accounts Receivable

We had certain customers whose revenue individually represented 10% or more of our total revenue, or whose accounts receivable balances individually represented 10% or more of our total accounts receivable. For the nine months ended September 30, 2022, we had one such major customer.

Revenues from the major customer as % of total revenue are presented in the following for the nine months ended September 30, 2022:

Major Customer 1 (1)	89%

(1)	Major customer 1 is Nikola, which acquired our Company on October 14, 2022. See Note 17 Subsequent Events for further information.

Accounts receivable from the major customer as % of total accounts receivable as of September 30, 2022 is presented in the following:

Major Customer 1 (1)	96%

(1)	Major customer 1 is Nikola, which acquired our Company on October 14, 2022. See Note 17 Subsequent Events for further information.

Supplier Concentration

We rely on third-party suppliers for the provision and development of many of the key components and materials used in our battery modules and packs, such as battery cells, electrical components, electromechanical components, mechanical components and enclosure materials. Some of the components used in our battery modules and packs are purchased by us from single sources. While we believe that we may be able to establish alternative supply relationships and can obtain or engineer replacement components for our single-sourced components, we may be unable to do so in the short term (or at all) at prices or

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

quality levels that are favorable to us, which could have a material adverse effect on our business, financial condition, operating results, and future prospects. Furthermore, in certain cases, the establishment of an alternative supply relationship could require us to visit a new supplier’s facilities in order to qualify the supplier and perform supplier quality audits, which process may be hampered depending on travel restrictions or facility closures due to the ongoing Covid-19 pandemic. During the nine months ended September 30, 2022, key single-sourced components and materials used in our battery modules and packs represented 39% of our total purchases during the period.

We are dependent on the continued supply of battery cells for our products, and we may require more cells to grow our business according to our plans. Currently, the overall supply of battery cells that we utilize in our manufacturing process has been constrained by high market demand when compared to available supply. We currently purchase our cylindrical battery cells from two Tier 1 cylindrical battery cell suppliers, whose cells are qualified for use in EV applications. To date, we have only fully qualified a very limited number of additional suppliers and have limited flexibility in changing battery cell suppliers, though we are actively engaged in activities to qualify additional battery cell suppliers for use in EV applications. During the nine months ended September 30, 2022, 31% of our total purchases for components of our products were for battery cells, of which 83% of the battery cell purchases were concentrated with two Tier 1 suppliers. We may purchase our battery cells either directly from the cell supplier or through a distributor.

15.	TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of business, the Company enters into transactions with related parties to sell products and services. The following table presents the net revenues and cost of revenues associated with our related parties, which are included in our condensed consolidated statement of operations and comprehensive loss (in thousands):

Related party revenues - service revenues	$162

Total related party revenues	162

Costs associated with related party revenues - service revenues	138

Total costs associated with related party revenues	138

Gross profit associated with related party revenues	$24

Transactions with BorgWarner and the JV

In connection with Legacy Romeo’s investment in the JV formed on June 28, 2019 (Note 5), Legacy Romeo entered into a services agreement to provide various professional services to the JV. We have also sold certain products directly to a subsidiary of BorgWarner. On February 4, 2022, we acquired BorgWarner’s ownership share in the JV, which was subsequently dissolved on February 11, 2022. For further information on our acquisition of BorgWarner’s ownership share in the JV, see Note 1. Revenues earned for services rendered to the JV and products sold to BorgWarner were presented in the table above. Accounts receivable from BorgWarner JV was zero at September 30, 2022.

Transactions with Heritage Environmental Services and its related parties

On October 2, 2020, we entered into the Battery Recycling Arrangement with HBR, an affiliate of HES, a related party to an investor in Legacy Romeo and an investor of $25.0 million in the PIPE Shares. Immediately following the Business Combination on December 29, 2020, we contributed $35.0 million to HBR. See Note 5 for additional information relating to our contribution to HBR.

In connection with the Battery Recycling Arrangement, we also agreed to fund up to $10.0 million to purchase ten battery electric vehicle (“BEV”) trucks and the charging infrastructure for a one-year pilot program to determine the feasibility of transitioning HES’s or its affiliates’ fleet of trucks from diesel powered vehicles to BEVs. If such pilot program is successful, the parties would enter into an agreement for the procurement through us of at least 500 BEVs on terms acceptable to HBR, HES and us. The participants in the pilot program have been selected, and the parties have entered into agreements to support the pilot program. Development of batteries for the program is underway, and the pilot program is expected to start in the fourth quarter of 2022. During nine months ended September 30, 2022, we recorded $0.6 million selling, general and administrative expenses incurred for the pilot program.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Transactions with Michael Patterson and related parties

On April 15, 2021, Michael Patterson ended his employment with Romeo, resigned from all positions he used to hold in the Company, the Board of Directors and the BorgWarner JV board of directors, and we entered into a consulting agreement with him for services to be provided through the end of 2021. On May 5, 2021, we signed a non-binding Memorandum of Understanding with Crane Carrier Company (“CCC”) to explore the terms of a potential commercial relationship in which we would supply batteries to CCC for its electric refuse trucks. CCC was recently acquired by Battle Motors, a company founded by Michael Patterson, and Mr. Patterson is the Chief Executive Officer of both CCC and Battle Motors. As of September 30, 2022, there has been no business activity between the parties.

16.	COMMITMENTS AND CONTINGENCIES

Litigation

We are subject to certain claims and legal matters that arise in the normal course of business. Management does not expect any such claims and legal actions to have a material adverse effect on our financial position, results of operations or liquidity, except the following:

Chelico Litigation

A police officer was injured in connection with an automobile accident resulting from an allegedly intoxicated Legacy Romeo employee driving following his departure from a 2017 company holiday party that occurred after hours and not on our premises. We terminated the employee’s employment shortly after the incident occurred. This matter resulted in a personal injury lawsuit (Chelico et al. v. Romeo Systems, Inc., et al., Case # 18STCV04589, Los Angeles County), for which we are a named defendant. In July 2020, we settled this matter in principle and agreed to pay a settlement of $6.0 million. Correspondence that we believe constituted a legally enforceable agreement was exchanged on July 22, 2020. Our business and umbrella insurance carriers agreed to cover the cost of damages owed. As a result, we accrued $6.0 million as a legal settlement payable with a corresponding insurance receivable for $6.0 million as of September 30, 2022 and December 31, 2021. Because the plaintiff had not proceeded to finalize the settlement transaction due to a dispute with the City of Los Angeles related to the allocation of the global settlement payment between the plaintiff and the LAPD (unrelated to Romeo), we filed a claim for breach of contract against the plaintiff in Romeo Systems et al. v. Chelico, Case # 21STCV20701. The cases have been related and are pending in front of Hon. Mark Epstein. The trial of the settlement-related issues began on October 24, 2022, and closing arguments were held on November 18, 2002, with a final ruling currently pending before Judge Epstein. The personal injury claims will be tried, if necessary, in June 2023. Based upon information presently known to management, we are not currently able to estimate the outcome of this proceeding or a possible range of loss, if any, more than the $6.0 million settlement payable we agreed upon.

The $6.0 million of legal settlement payable and the related $6.0 million of insurance receivable were reported in the noncurrent liability section and noncurrent asset section, respectively, of our balance sheet as of September 30, 2022.

Wage and Hour Litigation

On October 29, 2020, John Alonzo, a former employee filed a putative wage and hour class action complaint in the Los Angeles Superior Court on behalf of all current and former non-exempt employees in California from October 2016 to present. Alonzo alleges that Romeo did not pay for all time worked, did not provide compliant meal and rest periods, did not reimburse necessary business expenses, and other derivative claims. The parties mediated on October 7, 2021, and reached a settlement shortly thereafter. The parties are finalizing a long-form settlement agreement, which will be submitted to the Court for its approval, a hearing on which is scheduled for December 5, 2022. The proposed settlement amount is not material to the Company’s condensed consolidated financial statements.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

On August 5, 2022, Charles Walker filed a wage and hour class action complaint against Romeo in the Los Angeles Superior Court. Walker claims to be a former employee of Romeo and seeks to represent a class of all non-exempt Romeo employees in California. However, Walker was at all times an employee of Randstad, a contract labor firm, and has never been an employee of Romeo. In addition, any historical claims related to non-exempt employees of Romeo should be covered by the wage and hour settlement in Alonzo v. Romeo Power. This has been communicated to plaintiff’s counsel who is waiting on publication of Alonzo settlement before determining how to proceed. The action is stayed until February 1, 2023. Based upon information presently known to management, we are not currently able to estimate the outcome of this proceeding or a possible range of loss, if any.

Cannon Complaint

On February 26, 2021, plaintiff Lady Benjamin PD Cannon f/k/a Ben Cannon filed a complaint (the “Cannon Complaint”) against Romeo and Michael Patterson (“Patterson”) in the Court of Chancery for the State of Delaware. The Cannon Complaint includes claims for declaratory relief (against Romeo and Patterson), non-compliance with Article 9 of the Delaware UCC (against Patterson), conversion (against Romeo and Patterson), and breach of contract (against Romeo). Generally, plaintiff alleges that the transfer to Patterson of a warrant for 1,000,000 shares of Romeo’s Common Stock, which plaintiff pledged as security for a loan, is invalid, that Patterson improperly accepted that warrant in satisfaction of the loan, and that she, not Patterson, holds the right to exercise that warrant and to purchase the equivalent of 1% of Romeo’s Common Stock. The relief sought by plaintiff includes declaratory relief, return of the warrant, specific performance on the warrant, money damages, cost of suit, and attorneys’ fees. On May 4, 2021, Romeo filed a motion to dismiss all claims against it under Delaware Chancery Rule 12(b)(6); on May 17, 2021, plaintiff filed a motion for partial summary judgment; and on June 16, 2021, Romeo and Patterson filed a joint Rule 56(f) motion for discovery.

On September 24, 2021, the Court granted Romeo’s motion to dismiss plaintiff’s claim for conversion against the Company, but otherwise denied Romeo’s motion. The Court also deferred a ruling on plaintiffs’ motion for partial summary judgment and Romeo and Patterson’s Rule 56(f) motion for discovery.

On October 8, 2021, the Court granted the parties’ stipulation pursuant to which plaintiff withdrew her motion for partial summary judgment without prejudice, the parties agreed that plaintiff would file a first amended complaint, and the parties agreed to a schedule for Romeo and Patterson to file Answers to that first amended complaint and a date by when the parties would complete certain discovery. Plaintiff filed her first amended complaint on October 18, 2021, removing her claim for conversion against Romeo and adding a claim against Romeo for alleged violation of 6 Del. C. § 8-404(a) on account of the same allegedly improper transfer of a warrant from plaintiff to Patterson. Romeo and Patterson filed Answers to that amended complaint on October 28, 2021 denying plaintiff’s claims.

After attempts to reach a negotiated resolution were unsuccessful, on March 10, 2022, Romeo filed a First Amended Answer and Counterclaim, in which Romeo asserted claims against plaintiff for fraud in the inducement, fraudulent concealment, and declaratory relief. On April 21, 2022, the Company filed a First Amended Answer and Affirmative Defenses and Amended Counterclaim against Plaintiff, alleging further facts and circumstances in support of the Company’s counterclaims. Plaintiff moved to dismiss the Company’s counterclaims on May 12, 2022; that motion is fully briefed and scheduled for hearing on December 12, 2022.

The parties have largely concluded the fact discovery phase of the litigation, including witness depositions. The case is proceeding according to a scheduling stipulation entered on August 25, 2022. No trial date has been set. We intend to defend ourselves vigorously against plaintiff’s claims. The outcome of any complex legal proceeding is inherently unpredictable and subject to significant uncertainties. Given the stage of the litigation and based upon information presently known to management, we are not currently able to estimate the outcome of this proceeding or a possible range of loss, if any.

Nichols and Toner Complaints

On April 16, 2021, plaintiff Travis Nichols filed a class action complaint against Romeo Power, Inc. (f/k/a RMG Acquisition Corp.), Lionel E. Selwood, Jr. and Lauren Webb (the “Officer Defendants”), and Robert S. Mancini, Philip Kassin, D. James Carpenter, Steven P. Buffone, W. Grant Gregory, W. Thaddeus Miller, and Craig Broderick (the “RMG Director Defendants”) in the United States District Court for the Southern District of New York (the “Court”), captioned Nichols v. Romeo Power Inc., No. 21-cv-3362-LGS (S.D.N.Y. 2021). On May 6, 2021, plaintiff Victor J. Toner filed a second class action complaint against the same defendants in the Southern District of New York, captioned Toner v. Romeo Power, Inc., No. 21-cv-4058 (S.D.N.Y.). The complaints generally allege violations of Section 10(b) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and SEC Rule 10b-5 promulgated thereunder. On July 15, 2021, the Court entered an order consolidating the Nichols and Toner actions under the caption In re Romeo Power Inc. Securities Litigation, No. 21-cv-3362-LGS (S.D.N.Y.), and appointing Mike Castleberg as lead plaintiff and Glancy Prongay & Murray LLP as lead counsel.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

On September 15, 2021, plaintiffs filed an Amended Class Action Complaint for Violations of the Federal Securities Laws (the “Amended Complaint”) against the same Defendants alleging violations of Sections 10(b), 14(a), and 20(a) of the Exchange Act and SEC Rules 10b-5 and 14a promulgated thereunder. The Amended Complaint alleges that Defendants made false and misleading statements regarding the status of Romeo’s battery cell supply chain and Romeo’s ability to meet customer demand, fulfill its revenue backlog, and achieve its revenue forecast for 2021.

Defendants filed a Motion to Dismiss the Amended Complaint on November 5, 2021. On June 2, 2022, the Court entered an order granting in part and denying in part the Motion. The Court dismissed all claims against the RMG Director Defendants, finding that they were (if anything) derivative claims and not adequately pled. But the Court denied the motion as to claims against Romeo, Selwood, and Webb and allowed the case to proceed with respect to at least one statement – whether Romeo had two or four suppliers at the time of the deSPAC. The Court expressly did not rule on any of the other statements at issue, including the forward-looking statements that comprise the bulk of the case. On June 16, 2022, , the remaining defendants filed a Motion for Reconsideration of the June 2, 2022 Order as it relates to certain of the remaining Section 10(b) claims and the court denied the motion. The matter is now in discovery. Defendants successfully negotiated a re-production of a portion of the documents produced in the SEC investigation, and produced these documents in September 2022. Defendants are also in the midst of conducting offensive discovery.

This litigation is at preliminary stages and the outcome of any complex legal proceeding is inherently unpredictable and subject to significant uncertainties. We intend to defend ourselves vigorously against these claims. Based upon information presently known to management, we are not currently able to estimate the outcome of this proceeding or a possible range of loss, if any.

Southern District of New York Derivative Matter

On July 27, 2022, Plaintiff Bach-Mai Fiori (“Plaintiff”) filed a Verified Shareholder Derivative Complaint (the “Complaint”) on behalf of Romeo Power, Inc. against Defendants Susan Brennan, Robert Mancini, Ronald Gottwald, Philip Kassin, Timothy Stuart, Lauren Webb, Lionel Selwood, Paul Williams, Brady Ericson, and Romeo as a nominal defendant only, in United States District Court for the Southern District of New York, captioned as Bach-Mai Fiori v. Brennan, No. 22-cv-06403 (S.D.N.Y.). The Complaint alleges that certain of Romeo’s current and former officers and directors made, authorized, and/or failed to prevent the making of the false and misleading statements that are at issue in the Southern District of New York Securities Litigation Matter. In addition to alleging the same violation of Section 10(b) of the Exchange Act and SEC Rule 10b-5 as in the Southern District of New York Securities Litigation Matter, the Plaintiff alleges breaches of fiduciary duty, aiding and abetting breaches of fiduciary duty (for permitting the practices that allowed these statements to be disseminated), unjust enrichment, and waste of corporate assets, all of which are premised on the alleged legal liability and costs that Romeo might incur in the Southern District of New York Securities Litigation Matter and other unspecified harms. On November 3, 2022, Plaintiff voluntarily dismissed the Complaint, and the Court approved the dismissal of this matter without further notice or proceedings on November 4, 2022.

Litigation relating to the offer or the merger

In connection with the merger agreement and the transactions contemplated thereby, as of September 23, 2022, six purported class action lawsuits have been filed. On September 1, 2022, a purported stockholder of Romeo filed a lawsuit against Romeo and members of its Board of Directors in the United States District Court for the Central District of California, captioned Rushing v. Romeo Power, Inc., No. 8:22-cv-01641. On September 2, 2022, a stockholder of Romeo filed a lawsuit in the United States District Court for the Central District of California, captioned Cataldi v. Romeo Power, Inc., et al., No. 8:22-cv-01642. On September 8, 2022, a purported stockholder of Romeo filed a lawsuit in the United States District Court for the Southern District of New York, captioned Wilhelm v. Romeo Power, Inc., No. 1:22-cv-07662. On September 8, 2022, a purported stockholder of Romeo filed a lawsuit in the United States District Court for the District of Delaware, captioned Wheeler v. Romeo Power, Inc., No. 1:22-cv-01182. On September 9, 2022, a purported stockholder of Romeo filed a lawsuit, in the United States District Court for the Southern District of New York, captioned Ryan v. Romeo Power, Inc., et al., No. 1:22-cv-07734. On September 13, 2022, a purported stockholder of Romeo filed a lawsuit in the United States District Court for the Central District of California, captioned Grinberger v. Romeo Power, Inc., et al., No. 8:22-cv-01678. The Rushing, Cataldi, Wilhelm, Wheeler, and Grinberger complaints have all been voluntarily dismissed, and only the Ryan complaint is pending.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The lawsuits alleged that Romeo and its Board of Directors made materially incomplete and misleading statements in its Solicitation/Recommendation Statement on Schedule 14D-9 regarding the Offer. Specifically the lawsuits allege that Romeo and its Board of Directors violated Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act, as amended, and Rule 14d-9 promulgated under the Exchange Act, and asserts claims challenging the adequacy of the disclosures regarding the sales process leading up to the proposed transaction, Romeo’s and Nikola’s financial projections, the interests of Romeo’s senior management and Board of Directors, and Morgan Stanley’s financial analysis.

The lawsuits sought, among other things, injunctive relief to enjoin the Offer, rescission and rescissory damages should the Offer be consummated, an injunction directing the Board of Directors to comply with the Exchange Act, and an award of attorney’s and expert fees and expenses.

As of September 30, 2022, Romeo had also received five stockholder demand letters, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed, and one books and records demand letter, which generally seeks information in connection with a purported stockholder’s investigation of, among other things, (i) the events leading to the execution of the merger agreement, (ii) the independence and disinterestedness of certain members of Romeo’s board of directors and management, and (iii) whether wrongdoing, mismanagement, and/or material non-disclosure has taken place.

This litigation is at preliminary stages and the outcome of any complex legal proceeding is inherently unpredictable and subject to significant uncertainties. We intend to defend ourselves vigorously against these claims. Based upon information presently known to management, we are not currently able to estimate the outcome of this proceeding or a possible range of loss, if any.

Lion Electric matter

On October 26, 2022, Lion Electric filed a Request for Arbitration before the International Chamber of Commerce (ICC) for the commencement of an arbitration against Romeo Systems, Inc. pursuant to the dispute resolution provisions of the Purchase Agreement dated November 2, 2020. The Request for Arbitration alleges that Romeo Systems, Inc. has breached various provisions of the Purchase Agreement related to, among other things, failure to accept purchase orders and sell battery packs at established prices and failure to provide timely notice of deficiencies in Lion’s battery specifications. Romeo denies the allegations and intends to vigorously defend itself in the matter. Romeo’s response to Lion’s Request for Arbitration is due December 8, 2022. Based upon information presently known to management, we are not currently able to estimate the outcome of this proceeding or a possible range of loss, if any.

Supply Agreement

We have a long-term supply agreement, which was amended in June 2022 (the “Supply Agreement”), for the purchase of lithium-ion battery cells with a Tier 1 battery cell and materials manufacturer (“Supplier”). Under the Supply Agreement, Supplier is committed to supplying cells to us, at escalating annual minimums, through June 30, 2028. Supplier’s minimum total supply commitment to us, and our minimum purchase obligation, is for 8 GWh, and Supplier has agreed to use its best effort to allocate additional cells to us through 2023.

To facilitate Supplier’s supply of cells, we paid Supplier a deposit of $1.5 million in 2021 (the “Deposit”). As of September 30, 2022, the balance of the Deposit was zero. The decrease in the Deposit reflects credits received as cells were purchased in the nine months ended September 30, 2022 and an updated view of the number of cells to be purchased for the remainder of 2022 relative to the minimum volume commitment.

In addition, we paid a prepayment of $64.7 million (the “Prepayment”) in 2021, which will be applied as an advance for the cells to be purchased from July 1, 2023 through June 30, 2028.

If the Company breaches its minimum volume commitment during any applicable year or portion thereof, Supplier is entitled to retain, as liquidated damages, the remaining balance of the Deposit or Prepayment for that year, as applicable. If Supplier materially breaches its minimum volume commitment during any applicable year or portion thereof, or in the event of a force majeure, Supplier will be required to return the remaining balance of the Deposit or Prepayment for that year, as applicable.

ROMEO POWER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Unconditional Contractual Obligations

An unconditional contractual obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding (non-cancelable, or cancellable only in certain circumstances). As of September 30, 2022, we estimate our total unconditional contractual commitments, including inventory purchases, lease minimum payments and other contractual commitments, are $6.0 million for the three months ending December 31 2022, $37.8 million for the year ending December 31 2023, $197.2 million for the year ending December 31 2024, $195.7 million for the year ending December 31 2025, $193.3 million for the year ending December 31 2026 and $354.9 million thereafter. However, the amount of our purchase commitments subsequent to September 30, 2022 is not fully fixed and is subject to change based on changes in certain raw materials indexes as well the quantities of purchases we actually make. Amounts exclude a $6.0 million legal settlement payable related to an employee liability matter, for which our business and umbrella insurance carriers have agreed to cover the cost of damages owed, and we have recorded a $6.0 million insurance receivable to reflect that commitment.

17.	SUBSEQUENT EVENTS

On October 14, 2022, Nikola completed the previously announced acquisition of Romeo pursuant to the Merger Agreement, dated as of July 30, 2022, between Nikola, Romeo and Purchaser. Pursuant to the terms of the Merger Agreement, the Purchaser merged with and into Romeo (the “Merger”), with Romeo continuing as the surviving corporation and a wholly owned subsidiary of Nikola. In the Merger, each share of Romeo Common Stock that was issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than any shares that were excluded pursuant to the terms of the Merger Agreement) was converted at the Effective Time into the right to receive 0.1186 of a share of Nikola common stock, rounded down to the nearest whole number of shares of Nikola common stock. Each Romeo restricted stock unit (“RSU”) and Romeo performance-related stock unit (“PSU”) that was outstanding and not settled immediately prior to the effective time was converted into and became an RSU or PSU, as applicable, which will settle for shares of Nikola common stock, determined by multiplying the number of shares of Romeo Common Stock that were subject to such Romeo RSU or Romeo PSU, as in effect immediately prior to the effective time, by 0.1186, rounded down to the nearest whole number of shares of Nikola common stock. Each Romeo warrant exercisable for Romeo Common Stock was assumed by Nikola and converted into a corresponding warrant denominated in shares of Nikola common stock (with the number of warrants determined by multiplying the number of shares of Romeo common stock subject to such Romeo warrant by 0.1186 rounded down to the nearest whole number of shares of Nikola common stock, and the per share exercise price for the Nikola common stock issuable upon exercise for each warrant assumed by Nikola determined by dividing the per share exercise price of Romeo Common Stock subject to such warrant by 0.1186).

Following the Merger, all shares of Romeo Common Stock ceased trading after the closing of the New York Stock Exchange (“NYSE”) on October 14, 2022 and was delisted from NYSE and deregistered on October 17, 2022 under the Securities and Exchange Act of 1934, as amended.

We evaluated events that occurred subsequent to September 30, 2022 through November 28, 2022, the date the accompanying condensed consolidated financial statements were available to be issued.

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On October 14, 2022 (the “Closing Date”), Nikola Corporation, a Delaware corporation (“Nikola”), completed the previously announced acquisition of Romeo Power, Inc., a Delaware corporation (“Romeo”), pursuant to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of July 30, 2022, by and among Nikola, Romeo, and J Purchaser Corp., a Delaware corporation and a wholly owned subsidiary of Nikola (the “Purchaser”).

The merger will be accounted for using the acquisition method of accounting for business combinations under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 805, Business Combinations, with Nikola representing the accounting acquirer under this guidance. The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X.

The following unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022, and the year ended December 31, 2021, give pro forma effect to the merger as if it had occurred on January 1, 2021. The unaudited pro forma condensed combined balance sheet as of September 30, 2022, gives pro forma effect to the merger as if it was completed on September 30, 2022.

The unaudited pro forma condensed combined financial information is based on, and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•

the audited historical financial statements and the unaudited historical financial statements of each of Nikola and Romeo as of and for the year ended December 31, 2021, and as of and for the nine months ended September 30, 2022, respectively;

•	the related notes thereto

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined financial condition or results of operations would have been had the merger occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined companies. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The unaudited pro forma condensed combined financial statements should be read in conjunction with the section titled “Notes To Unaudited Pro Forma Condensed Combined Financial Statements”.

The purchase price of the merger will be allocated to the assets acquired and liabilities assumed based upon their fair values as of the closing date; any excess value of the acquired net assets over the estimated consideration will be recognized as bargain purchase.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AT SEPTEMBER 30, 2022

(in thousands, except share and per share data)

	Historical		Reclassification Adjustments (Note 5(A))	Ref		Transaction Accounting Adjustments (Note 5)	Ref		Pro Forma Combined
	As of
	September 30, 2022	September 30, 2022
	Nikola Corporation	Romeo Power
Assets
Current assets
Cash and cash equivalents	$315,731	$4,326	$—			$—			$320,057
Restricted cash and cash equivalents	600	—	—			—			600
Accounts receivable, net	37,662	17,574	—			(16,795)	(F	)	38,441
Inventory	81,069	46,327	—			—			127,396
Prepaid inventories	—	299	(299)	(i	)	—			—
Prepaid expenses and other current assets	51,858	3,932	299	(i	)	(21,991)	(F	)	34,098

Total current assets	$486,920	$72,458	$—			$(38,786)			$520,592

Restricted cash and cash equivalents	87,459	1,500	—			—			88,959
Long-term deposits	37,161	—	—			—			37,161
Property, plant and equipment, net	365,049	12,896	4,054	(ii	)	(810)	(C	)	381,189
Intangible assets, net	93,609	—	—			—			93,609
Investment in affiliates	76,505	10,000	—			—			86,505
Operating lease right-of-use assets	—	21,987	(21,987)	(iii	)	—			—
Finance lease right-of-use assets	—	4,054	(4,054)	(ii	)	—			—
Goodwill	5,238	—	—			—			5,238
Deferred assets	—	5,018	(5,018)	(iv	)	—
Prepayment - long-term supply agreement	—	64,703	—			—			64,703
Insurance receivable	—	6,000	(6,000)	(v	)	—			—
Other assets	7,484	1,958	33,005	(iii	)-(v)	1,125	(C	)	43,572

Total assets	$1,159,425	$200,574	$—			$(38,471)			$1,321,528

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	92,511	14,889	—			(16,795)	(F	)	90,605
Accrued expenses and other current liabilities	170,707	13,312	1,934	(vi	)-(viii)	877	(B	)	196,495
						10,163	(E	)
						(498)	(F	)
Contract liabilities	—	521	(521)	(vi	)	—			—
Operating lease liabilities, current	—	772	(772)	(vii	)	—			—
Debt and finance lease liabilities, current	14,357	11,189	—			(10,000)	(F	)	15,546
Other current liabilities	—	641	(641)	(viii	)	—			—

Total current liabilities	$277,575	$41,324	$—			$(16,253)			$302,646

Long-term debt and finance lease liabilities, net of current portion	283,258	—	2,054	(ix	)	—			285,312
Finance lease liabilities, net of current portion	—	2,054	(2,054)	(ix	)	—			—
Operating lease liabilities	5,410	22,340	—			—			27,750
Warrant liability	791	11	—			—			802
Other long-term liabilities	28,349	—	6,000	(x	)	3,507	(B	)	37,856
Legal settlement payable	—	6,000	(6,000)	(x	)	—			—
Deferred tax liabilities, net	13	—	—			—			13

Total liabilities	$595,396	$71,729	$—			$(12,746)			$654,379

Stockholders’ equity
Preferred Stock, $0001 par value, 150,000,000 shares authorized, no shares issued and outstanding as of September 30, 2022	—	—	—			—			—
Common stock, $0.0001 par value, 600,000,000 shares authorized, 455,205,699 shares issued and outstanding as of September 30, 2022	46	—	—			2	(B	)	48
Common stock, $0.0001 par value, 250,000,000 shares authorized, 186,080,462 shares issued and outstanding at September 30, 2022	—	19	—			(19)	(B	)	—
Additional paid-in capital	2,379,191	505,331	—			(408,528)	(B	)	2,468,709
						(7,285)	(E	)
Accumulated other comprehensive loss	(2,424)	—	—			—			(2,424)
Accumulated deficit	(1,812,784)	(376,505)	—			376,505	(B	)	(1,799,184)
						27,971	(D	)
						(2,878)	(E	)
						(11,493)	(F	)

Total stockholders’ equity	$564,029	$128,845	$—			$(25,725)			$667,149

Total liabilities and stockholders’ equity	$1,159,425	$200,574	$—			$(38,471)			$1,321,528

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(In thousands, except share and per share data)

	Historical		Transaction Accounting Adjustments (Note 6)	Ref	Pro Forma Combined
	For Year Ended
	December 31, 2021	December 31, 2021
	Nikola Corporation	Romeo Power
Revenues
Service revenues	$—	$4,413	$(2,588)	(AA)	$1,825
Product revenues	—	12,391	(7,595)	(AA)	4,796

Total revenues	$—	$16,804	$(10,183)		$6,621
Cost of revenues
Service cost	—	3,786	(2,203)	(AA)	1,583
Product cost	—	34,366	(21,088)	(AA)	13,301
			23	(DD)

Total cost of revenues	$—	$38,152	$(23,268)		$14,884

Gross loss	—	(21,348)	13,085		(8,263)
Operating expenses
Research and development	292,951	15,260	12,971	(AA)	321,276
			94	(DD)
Selling, general, and administrative	400,575	80,687	10,163	(CC)	491,442
			605	(DD)
			(588)	(EE)

Total operating expenses	$693,526	$95,947	$23,245		$812,718

Loss from operations	(693,526)	(117,295)	(10,160)		(820,981)
Other income (expense):
Interest expense, net	(481)	(44)	—		(525)
Revaluation of warrant liability	3,051	126,447	—		129,498
Gain from extinguishment of PPP loans	—	3,342	—		3,342
Other income, net	4,102	259	—		4,361
Gain on bargain purchase	—	—	27,971	(BB)	27,971

(Loss) income before income taxes and equity in net loss of affiliates	$(686,854)	$12,709	$17,811		$(656,334)
Income tax expense	4	7	—		11

(Loss) income before equity in net loss of affiliates	$(686,858)	$12,702	$17,811		$(656,345)
Equity in net loss affiliates	(3,580)	(2,671)	—		(6,251)

Net (loss) income	$(690,438)	$10,031	$17,811		$(662,596)

Net (loss) income per share:
Basic	$(1.73)	$0.08		Note 7	$(1.57)
Diluted	$(1.74)	$0.07		Note 7	$(1.58)
Weighted average shares outstanding:
Basic	398,655,081	132,023,930		Note 7	420,725,359
Diluted	398,784,392	135,340,962		Note 7	420,854,670

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(In thousands, except share and per share data)

	Historical
	Nine Months Ended
	September 30, 2022	September 30, 2022
	Nikola Corporation	Romeo Power	Transaction Accounting Adjustments (Note 6)	Ref	Pro Forma Combined
Revenues
Truck sales	$41,236	$—	$—		$41,236
Service and other	3,026	288	(51)	(AA)	3,263
Product revenues	—	38,744	(34,134)	(AA)	4,610

Total revenues	$44,262	$39,032	$(34,185)		$49,109
Cost of revenues
Truck sales	100,861	—	—		100,861
Service and other	2,396	232	(44)	(AA)	2,584
Product cost	—	81,720	(47,063)	(AA)	33,928
			(729)	(DD)

Total cost of revenues	$103,257	$81,952	$(47,836)		$137,373
Gross loss	(58,995)	(42,920)	13,651		(88,264)
Operating expenses
Research and development	204,346	18,504	12,560	(AA)	234,714
			(696)	(DD)
Selling, general and administrative	289,916	61,077	(3,844)	(DD)	347,145
			(4)	(EE)
Long-lived assets impairment charge	—	22,300	—		22,300
Acquisition of in-process research and development	—	35,402	—		35,402

Total operating expenses	$494,262	$137,283	$8,016		$639,561

Loss from operations	(553,257)	(180,203)	5,635		(727,825)
Other income (expense):
Interest expense, net	(10,754)	(178)	—		(10,932)
Revaluation of warrant liability	3,493	1,515	—		5,008
Equity method investment impairment charge	—	(25,000)	—		(25,000)
Other income (expense), net	4,423	(832)	—		3,591

Loss before income taxes and equity in net loss of affiliate	$(556,095)	$(204,698)	$5,635		$(755,158)
Income tax expense	3	—	—		3

Loss before equity in net loss of affiliates	$(556,098)	$(204,698)	$5,635		$(755,161)
Equity in net loss of affiliates	(6,074)	(271)	—		(6,345)

Net loss	$(562,172)	$(204,969)	$5,635		$(761,506)

Net loss per share:
Basic	$(1.32)	$(1.28)		Note 7	$(1.70)
Diluted	$(1.32)	$(1.28)		Note 7	$(1.70)
Weighted average shares outstanding:
Basic	426,382,736	160,643,218		Note 7	448,453,014
Diluted	426,382,736	160,643,218		Note 7	448,453,014

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 – Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is presented to illustrate the pro forma effects of the merger. Nikola’s historical financial information is derived from Nikola’s unaudited consolidated balance sheet as of September 30, 2022, audited consolidated statement of operations for the fiscal year ended December 31, 2021, and unaudited consolidated statement of operations for the nine months ended September 30, 2022, all of which were prepared in accordance with U.S. GAAP.

Romeo’s historical financial information is derived from Romeo’s unaudited consolidated balance sheet as of September 30, 2022, audited consolidated statement of operations for the fiscal year ended December 31, 2021, and unaudited consolidated statement of operations for the nine months ended September 30, 2022, all of which were prepared in accordance with U.S. GAAP.

The unaudited pro forma condensed combined financial information is preliminary, presented solely for informational purposes and does not purport to represent what the combined statements of operations or balance sheet would have been had the merger been consummated for the periods or dates indicated, nor is it necessarily indicative of the combined company future consolidated results of operations or financial position. The actual results reported in periods following the merger may differ significantly from those reflected in these unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the pro forma adjustments and actual amounts, cost savings or associated costs to achieve such savings from operating efficiencies, synergies, debt refinancing, or other restructuring that may result from the merger, but for which are not reflected herein.

As part of preparing these unaudited pro forma condensed combined financial statements, Management has recorded reclassifications of Romeo’s information to align Romeo and Nikola’s financial statement presentation. Based on its initial analysis, we did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. Nikola will conduct a final review of Romeo’s accounting policies to determine if further differences in accounting policies require adjustment between the two entities and if further reclassifications are considered necessary. Refer to Note 5A for the reclassification adjustment descriptions.

Note 2 – Description of the Business Combination

On July 30, 2022, Nikola entered into the merger agreement, among Nikola, the Purchaser and Romeo. The share consideration is an exchange of each outstanding share of Romeo common stock par value of $0.0001 for Nikola common stock equal to 0.1186 of a share of Romeo common stock (the “Exchange Ratio”). The following summarize the total share consideration:

Share Consideration

(in thousands, except per share amounts)
Nikola shares transferred at closing	22,070.278
Value per share	$3.06

Total Share Consideration	$67,535

Pursuant to the merger agreement, at the Closing Date, the merger consideration consists of the following terms:

(i) each share of Romeo common stock held as treasury stock or held or owned by Romeo, Nikola, Purchaser or any subsidiary of Romeo immediately prior to the effective time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) each share of Romeo common stock and Romeo preferred stock outstanding immediately prior to the effective time (other than shares of Romeo common stock and Romeo preferred stock held as treasury stock or held or owned by Romeo, Nikola, Purchaser or any subsidiary of Romeo immediately prior to the completion of the merger) shall be converted solely into the right to receive a number of validly issued, fully paid and non-assessable shares of Nikola common stock equal to the exchange ratio described in more detail above;

(iii) each option to purchase shares of Romeo common stock that is outstanding and unexercised immediately prior to the effective time, whether under the 2020 plan, predecessor plan or otherwise and whether or not vested or exercisable, shall be cancelled and extinguished without the right to receive any consideration.

(iv) each Romeo restricted stock unit (“RSU”) and Romeo performance stock unit (“PSU”) that is outstanding and has not been settled immediately prior to the effective time, whether under the 2020 plan, the predecessor plan or otherwise and whether vested or unvested, shall be converted into and become RSU, as applicable, which would settle for shares of Nikola common stock. The number of shares of Nikola common Stock subject to each Romeo RSU or Romeo PSU assumed by Nikola will be determined by multiplying (a) the number of shares of Romeo common stock that were subject to such Romeo RSU or Romeo PSU, as in effect immediately prior to the effective time, by (b) the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Nikola common stock.

(v) each Romeo warrant that is outstanding and unexercised immediately prior to the completion of the merger shall be converted into and become warrants to purchase Nikola common stock determined by multiplying the number of shares of Romeo common stock that were subject to such Romeo warrant by the exchange ratio (with the per share exercise price for the Nikola common stock issuable upon exercise of each warrant assumed by Nikola determined by dividing the per share exercise price of Romeo common stock subject to such warrant by the exchange ratio), and Nikola shall assume each such warrant in accordance with its terms.

On July 30, 2022 (“Loan Effective Date”), Nikola (the “Lender”) and Romeo (the “Borrower”) entered into a financing agreement that provides for a liquidity support senior secured debt facility in an aggregate principal amount of up to $30.0 million with (a) up to $15.0 million (limited to $5.0 million per month) to be advanced on a biweekly basis from the Loan Effective Date through October 30, 2022 and (b) up to $15.0 million, if necessary (limited to $5.0 million per month), to be advanced on a monthly basis through January 30, 2023. Pursuant to the agreement, loans under the facility may be made until in the earlier of (a) six months from the date of the execution and delivery of the merger agreement and the financing agreement and (b) the date of the termination of the merger agreement. All amounts outstanding under the facility will be due upon the earlier of (a) the date that is the six-month anniversary of the termination of the merger agreement and (b) June 30, 2023, which is the six-month anniversary of the End Date (as defined in the Merger Agreement), subject to acceleration upon the occurrence of certain events set forth in the financing agreement. Additionally, interest will be accrued based on the outstanding principal balance with an interest rate at the secured overnight financing rate also known as (“SOFR”) plus 8.0%. Upon closing the merger, the Lender will forgive and discharge the aggregate principal amount as such date and include it in the estimated purchase price. In addition, the Lender agreed to provide an incremental senior secured debt financing of up to $20.0 million to Borrower, which may become available for borrowing on a dollar-for-dollar basis to cover the shortfall (if any) of actual increased liquidity of the Borrower, for battery packs to be purchased by the Lender through October 31, 2022. Through the Closing Date, the Lender has supported the operation of Romeo in the amount of approximately $27.9 million, representing (1) $12.5 million related to the senior secured debt facility, (2) $0.1 million related to accrued interest on the senior secured debt facility and (3) $15.3 million of a temporary battery pack delivery price. For accounting purposes, the $27.9 million in financing has been included in purchase consideration and reflected within the unaudited pro forma financial information.

The purchase consideration in these unaudited pro forma condensed combined financial statements is preliminary. See Note 3 below for further details on the preliminary purchase consideration.

Note 3 – Preliminary Purchase Consideration

On July 30, 2022, Nikola and Romeo entered into a merger agreement in which at the closing date each outstanding share of Romeo common stock is exchanged for the Exchange Ratio. Subject to the terms and conditions set forth in the Merger Agreement, each vested Romeo RSU and Romeo PSU outstanding and that has not been settled immediately prior to the Closing Date, is converted into and settled for shares of Nikola common stock. The closing price of Nikola Shares on the Closing Date, was $3.06

Additionally, the Financing Agreement resulted in loan forgiveness of approximately $27.9 million added to the purchase price, representing (1) $12.5 million related to the senior secured debt facility, (2) $0.1 million related to accrued interest on the senior secured debt facility and (3) $15.3 million of a temporary battery pack delivery price

The preliminary purchase price is as follows:

Preliminary Purchase Price Consideration

(in thousands, except per share amounts)
Number of shares of Nikola’s common stock issued	22,070,278
Share price on Closing Date	$3.06

Fair value of Share Consideration	67,535
Common stock	2
Additional paid-in capital	$67,533

Fair value of Share Consideration	$67,535
Settlement of pre-existing relationships in the form of loan forgiveness	27,922
Fair value of outstanding stock compensation awards attributable to pre-combination services	1,347

Total Preliminary Purchase Price Consideration	$96,804

The final quantification of purchase consideration may change based on receipt of more detailed information; therefore, the actual purchase consideration may differ from the pro forma amounts presented.

Note 4 – Preliminary Purchase Price Allocation

The table below represents the preliminary purchase price allocation of Romeo’s net assets after evaluation of the estimates, assumptions, valuations and other analyses as of the closing date.

The total preliminary purchase consideration as shown in the table above (Note 3) is allocated to the tangible and intangible assets and liabilities of Romeo based on their book values as if the merger had occurred on September 30, 2022, which is the assumed acquisition date for purposes of the pro forma balance sheet.

Preliminary Pro Forma Purchase Price Allocation

(in thousands)
Assets acquired:
Cash and cash equivalents	$4,326
Accounts receivable, net	17,574
Inventory	46,327
Prepaid expenses and other current assets	4,231
Restricted cash and cash equivalents	1,500
Property, plant and equipment, net	16,139
Investment in affiliates	10,000
Prepayment - long-term supply agreement	64,703
Other assets	36,088

Total assets acquired	$200,888

Liabilities assumed:
Accounts payable	14,889
Accrued expenses and other current liabilities	16,123
Debt and finance lease liabilities, current	11,189
Long-term debt and finance lease liabilities, net of current portion	2,054
Operating lease liabilities	22,340
Warrant liability	11
Other long-term liabilities	9,507

Total liabilities assumed	$76,113

Net assets acquired	$124,775

Preliminary purchase price	96,804
(Bargain Purchase Gain)	(27,971)

Bargain purchase gain represents the excess of the fair value of the underlying net assets acquired and liabilities assumed over the preliminary purchase price. This determination of bargain purchase gain is preliminary and is subject to change as additional analyses and evaluation is performed.

The determination of the final purchase price allocation will depend on a number of factors, which cannot be predicted with any certainty at this time. The final quantification of the underlying valuations may change materially based on the receipt of more detailed information; therefore, the actual allocations will likely differ from the pro forma amounts presented. Additionally, changes to purchase consideration or the fair value of the net assets acquired could result in the recognition of goodwill instead of a bargain purchase gain.

Note 5 – Transaction Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022

Adjustments in the unaudited pro forma balance sheet as of September 30, 2022 are represented by the following:

(A) Reclassification Adjustments

The following reclassification adjustments were made to conform the presentation of Romeo’s historical consolidated balance sheet as of September 30, 2022, to Nikola’s presentation:

i) Represents an adjustment to reclassify $0.3 million related to Prepaid inventories balance to Prepaid expenses and other current assets.

ii) Represents an adjustment to reclassify $4.1 million related to Finance lease right-of-use assets to Property, plant and equipment, net.

iii) Represents an adjustment to reclassify $22.0 million related to Operating lease right-of-use assets balance to Other assets.

iv) Represents an adjustment to reclassify $5.0 million related to Deferred assets balance to Other assets.

v) Represents an adjustment to reclassify $6.0 million related to Insurance receivable balance to Other assets.

vi) Represents an adjustment to reclassify $0.5 million related to Contract liabilities balance to Accrued expenses and other current liabilities.

vii) Represents an adjustment to reclassify $0.8 million related to Operating lease liabilities, current balance to Accrued expenses and other current liabilities.

viii) Represents an adjustment to reclassify $0.6 million related to Other current liabilities balance to Accrued expenses and other current liabilities.

ix) Represents an adjustment to reclassify $2.1 million related to Finance lease liabilities, net of current portion balance to Long-term debt and finance lease liabilities, net of current portion.

x) Represents an adjustment to reclassify $6.0 million related to Legal settlement payable balance to Other long-term liabilities.

(B) Purchase Price Adjustments

This adjustment records an equity consideration of $67.5 million, a settlement of a pre-existing relationship in the form of loan forgiveness of $27.9 million, a fair value adjustment of $4.4 million related to the accrual of warranty liability and the fair value of Romeo’s restricted stock units and performance stock units on the closing date related to the pre-closing services provided by Romeo’s employees of $1.3 million resulting in a total consideration of $96.8 million. This adjustment results in an increase to Nikola common stock of $2 thousand for the par value of the shares issuance, an increase of $96.8 million to Additional paid-in capital, an increase of $0.9 million to Accrued expenses and other current liabilities and $3.5 million to Other long-term liabilities for the warranty fair value adjustments and an adjustment of $128.8 million to eliminate Romeo’s historical Shareholders’ equity.

(C) Lease Remeasurement

Represents an adjustment of $1.1 million increase to Other assets for acquired operating leases and a decrease of $0.8 million to Property, plant and equipment for acquired finance leases, to account for acquired leases as new leases under purchase accounting pursuant to US GAAP.

(D) Bargain Purchase Price

Represents the estimated gain of $28.0 million recognized in Accumulated deficit as the difference between the purchase price of $96.8 million (refer to Note 3) and the fair value of net assets acquired of $124.8 million (refer to Note 4).

(E) Transaction Costs

Represents preliminary estimated transaction costs incurred by Nikola and Romeo that are recorded as an increase of $10.2 million to Accrued expenses and other current liabilities which consists of $2.9 million and $7.3 million of Nikola and Romeo estimated transaction costs, respectively.

(F) Elimination of Related Party Balances

Represents an adjustment to eliminate the Accounts receivable balance related to a pre-existing supply agreement between Nikola and Romeo of $16.8 million with an offset to Accounts payable. This adjustment also results in a decrease of $0.5 million to Accrued expenses and other current liabilities offset with Accumulated deficit to exclude the research and development cost and previous accrual of warranty cost for battery units not yet sold to third parties as incurred from Romeo.

Additionally, represents adjustments to eliminate the senior secured debt balance and related interest accrual of $10.1 million as of September 30, 2022 from Prepaid expenses and other current assets offset with Debt and finance lease liabilities, current, and the temporary battery pack delivery price increase of $11.9 million from Prepaid expenses and other current assets offset with Accumulated deficit.

Note 6 – Transaction Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, 2022 and for the year ended December 31, 2021

Adjustments in the unaudited pro forma statement of operations for the nine months ended September 30, 2022 and for the year ended December 31, 2021 are represented by the following:

(AA) Elimination of Related Party Balances

Represents an adjustment to eliminate the total revenue and costs for both services and products, totaling $34.2 million and $47.1 million, respectively, for the nine months ended September 30, 2022, and $10.2 million and $23.3 million, respectively, for the year ended December 31, 2021 attributed to Romeo’s products and services with Nikola in connection with the Supply Agreement. In addition, an adjustment to research and development expense resulted in an increase of $12.6 million and $13.0 million, for the nine months ended September 30, 2022 and for the year ended December 31, 2021, respectively. This adjustment reflects costs of services and products produced by Romeo and provided to Nikola that would have been recognized as research and development on a combined basis as they were incurred prior to Nikola’s start of production.

(BB) Bargain Purchase Price

Represents an estimated gain of $28.0 million as a result of non-recurring bargain purchase price gain (refer to Note (D)).

(CC) Transaction Costs

Represents an expense of estimated non-recurring transaction costs of $10.2 million incurred by Nikola and Romeo and recognized to selling, general and administrative for the year ended December 31, 2021.

(DD) Stock-Based Compensation

Reflects the cancellation of Romeo’s outstanding and unexercised stock options immediately prior to the Closing Date which results in an acceleration of the related unrecognized compensation expense as of the closing date. This adjustment is recorded as a decrease of $0.1 million and an increase of $0.9 million of the total compensation expense related to Romeo’s stock options, for the nine months ended September 30, 2022, and for the year ended December 31, 2021, respectively, allocated to product costs, research and development, and selling, general and administrative, consistent with Nikola’s expense allocation method for share-based compensation.

In addition, the adjustment reflects the replacement of Romeo’s outstanding and unvested RSUs and PSUs immediately prior to the Closing Date, with Nikola’s RSUs as adjusted for the Exchange Ratio. The pro-forma statements include a decrease of $5.1 million and a decrease of $0.2 million in compensation expense, for the nine months ended September 30, 2022, and for the year ended December 31, 2021, respectively, related to the fair value adjustment of the replaced Romeo RSUs and PSUs as of the closing date. The adjustments were allocated to product costs, research and development, and selling, general and administrative, consistent with Nikola’s expense allocation method for share-based compensation.

(EE) Lease Remeasurement

Represents an adjustment of $0.1 million and $0.6 million for the nine months ended September 30, 2022 and for the year ended December 31, 2021, respectively, to selling, general and administrative to reflect the decrease to right-of-use asset amortization and depreciation expense with the remeasurement of operating and finance lease right-of-use assets, respectively, in accordance with purchase accounting (refer to Note (C)).

Note 7 – Net Loss per Share

Net loss per share is calculated based on the weighted average of Nikola common stock outstanding and the issuance of additional shares in connection with the merger, assuming the shares were outstanding since January 1, 2021. As the merger is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issuable relating to the merger have been outstanding for the entire periods presented. The diluted EPS calculation excludes the warrants when their effect is anti-dilutive (Nikola private placement warrants and Romeo private placement warrants and legacy warrants).

The unaudited pro forma condensed combined financial information has been prepared for the year ended December 31, 2021 and the nine months ended September 30, 2022:

Loss Per Share

(in thousands, except share and per share data)	For the 12 months ending December 31, 2021	For the 9 months ending September 30, 2022
Pro forma weighted-average shares outstanding (Basic)
Historical weighted-average shares outstanding	398,655,081	426,382,736
Number of shares of Nikola’s common stock issued at closing date	22,070,278	22,070,278

Pro forma basic weighted-average shares outstanding	420,725,359	448,453,014

Pro forma weighted-average shares outstanding (Diluted)
Historical weighted-average shares outstanding	398,655,081	426,382,736
Number of shares of Nikola’s common stock issued at closing date	22,070,278	22,070,278
Dilutive effect of common stock issuable from the assumed exercise of warrants	129,311	—

Pro forma diluted weighted-average shares outstanding	420,854,670	448,453,014

Pro forma loss per share
Pro forma net loss, basic	$(662,596)	$(761,506)
Pro forma net loss, dilutive	$(665,647)	$(761,506)

Pro forma basic loss per share	$(1.57)	$(1.70)
Pro forma diluted loss per share	$(1.58)	$(1.70)